Exhibit 99.1

Table of Contents

Glossary, Conventions, Abbreviations, and Conversions	2
Special Note Regarding Forward Looking Information	4
Presentation of Oil and Gas Information	6
Non-GAAP Measures	6
Vermilion's Organizational Structure	7
Description of the Business	7
General Development of the Business	11
Statement of Reserves Data and Other Oil and Gas Information	14
Directors and Officers	50
Description of Capital Structure	53
Market for Securities	54
Audit Committee Matters	56
Conflicts of Interest	57
Interest of Management and Others in Material Transactions	57
Legal Proceedings	57
Material Contracts	57
Interests of Experts	57
Transfer Agent and Registrar	58
Risk Factors	58
Additional Information	65
Appendix A
Report on reserves data by Independent Qualified Reserves Evaluator or Auditor (Form 51-101F2)	66
Appendix B
Report of Management and Directors on reserves data and other information (Form 51-101F3)	67
Appendix C
Terms of reference for the Audit Committee	68

Glossary

In addition to terms defined elsewhere in this annual information form, the following are defined terms used in this annual information form:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“AIF” means this Annual Information Form and the appendices attached hereto.

“Affiliate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta).

“Common Shares” means a common share in the capital of the Company.

“Conversion Arrangement” means the plan of arrangement effected on September 1, 2010 under section 193 of the ABCA pursuant to which the Trust converted from an income trust to a corporate structure, and Unitholders exchanged their Trust Units for common shares of the Company on a one-for-one basis and holders of exchangeable shares of Vermilion Resources Ltd., previously a subsidiary of the company ("VRL"), received 1.89344 common shares for each exchangeable share held.

“Dividend” means a dividend paid by Vermilion in respect of the common shares, expressed as an amount per common share.

“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta.

“GLJ Report” means the independent engineering reserves evaluation of certain oil, NGL and natural gas interests of the Company prepared by GLJ dated February 12, 2021 and effective December 31, 2020.

“Shareholders” means holders from time to time of the Company’s common shares.

“Subsidiary” means, in relation to any person, any corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of common shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person.

“Trust” means Vermilion Energy Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta that was dissolved and ceased to exist pursuant to the Conversion Arrangement.

“Trust Unit” means units in the capital of the Trust.

“Unitholders” means former unitholders of the Trust.

“Vermilion” or the “Company” means Vermilion Energy Inc. and where context allows, its consolidated business enterprise, except that a reference to “Vermilion” prior to the date of the Conversion Arrangement means the consolidated business enterprise of the Trust, unless otherwise indicated.

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Conventions

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

Production numbers stated refer to Vermilion's working interest share before deduction of Crown, freehold, and other royalties. Reserve amounts are gross reserves, stated before deduction of royalties, as at December 31, 2020, based on forecast costs and price assumptions as evaluated in the GLJ Report.

Abbreviations

$M	thousand dollars
$MM	million dollars
°API	An indication of the specific gravity of crude oil measured on the API (American Petroleum Institute) gravity scale
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in southeast Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
mbbl	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrels of oil equivalent
mmbtu	million British Thermal Units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point operated by National Grid
TTF	the day-ahead price for natural gas at the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Conversions

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units):

To Convert From	To	Multiply By
mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres	bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Vermilion Energy Inc. ■ Page 3  ■ 2020 Annual Information Form

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this annual information form may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this annual information form may include, but are not limited to:

•	capital expenditures;

•	business strategies and objectives;

•	estimated reserve quantities and the discounted present value of future net cash flows from such reserves;

•	petroleum and natural gas sales;

•	future production levels (including the timing thereof) and rates of average annual production growth, estimated contingent and prospective resources;

•	exploration and development plans;

•	acquisition and disposition plans and the timing thereof;

•	operating and other expenses, including the payment of future dividends;

•	royalty and income tax rates; and

•	the timing of regulatory proceedings and approvals;

Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;

•	the ability of the Company to market crude oil, natural gas liquids and natural gas successfully to current and new customers;

•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;

•	the timely receipt of required regulatory approvals;

•	the ability of the Company to obtain financing on acceptable terms;

•	foreign currency exchange rates and interest rates;

•	future crude oil, natural gas liquids and natural gas prices; and

•	Management’s expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding the Company’s financial strength and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;

•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;

•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;

•	risks inherent in the Company's marketing operations, including credit risk;

•	the uncertainty of reserves estimates and reserves life and estimates of contingent resources and estimates of prospective resources and associated expenditures;

•	the uncertainty of estimates and projections relating to production, costs and expenses;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	the Company's ability to enter into or renew leases on acceptable terms;

•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;

•	health, safety and environmental risks;

•	uncertainties as to the availability and cost of financing;

•	the ability of the Company to add production and reserves through exploration and development activities;

•	general economic and business conditions;

•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•	uncertainty in amounts and timing of royalty payments;

•	risks associated with existing and potential future law suits and regulatory actions against the Company; and

•	other risks and uncertainties described elsewhere in this annual information form or in the Company's other filings with Canadian securities authorities.

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The forward-looking statements or information contained in this annual information form are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

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Presentation of Oil and Gas Information

Oil and gas reserves and production

All oil and natural gas reserve information contained in this annual information form is derived from the GLJ Report and has been prepared and presented in accordance with the Canadian Oil and Gas Evaluation Handbook (“COGEH”) and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Additional GAAP and Non-GAAP Measures

This AIF includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS"). These measures include:

•	Fund flows from operations: Fund flows from operations is a measure of profit or loss in accordance with IFRS 8 “Operating Segments”. Please see "Segmented information" in the "Notes to the consolidated financial statements" for a reconciliation of fund flows from operations to net earnings. Vermilion analyzes fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to the Company's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

•	Netbacks: Netbacks are per boe and per mcf performance measures used in the analysis of operational activities. Vermilion assesses netbacks both on a consolidated basis and on a business unit basis in order to compare and assess the operational and financial performance of each business unit versus other business units and also versus third party crude oil and natural gas producers.

In addition, this AIF includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. These non-GAAP financial measures include:

•	Cash dividends per share: Represents actual cash dividends paid per share by the Company during the relevant periods.

•	Capital expenditures: Represents the sum of drilling and development and exploration and evaluation. Vermilion considers capital expenditures to be a useful measure of its investment in the Company's existing asset base. Capital expenditures are also referred to as E&D capital.

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Vermilion's Organizational Structure

Vermilion Energy Inc. is the successor to the Trust, following the completion of the Conversion Arrangement whereby the Trust converted from an income trust to a corporate structure by way of a court approved plan of arrangement under the ABCA on September 1, 2010.

As at December 31, 2020, Vermilion had 747 full time employees of which 210 employees were located in its Calgary head office, 142 employees in its Canadian field offices, 150 employees in France, 70 employees in the Netherlands, 30 employees in Australia, 24 employees in the United States, 32 employees in Germany, 6 employees in Hungary, 2 employees in Croatia and 81 employees in Ireland.

Vermilion was incorporated on July 21, 2010 pursuant to the provisions of the ABCA for the purpose of facilitating the Conversion Arrangement. The registered and head office of Vermilion Energy Inc. is located at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3.

The following is a list of the Company's material subsidiaries and where each material subsidiary was incorporated or formed. The Company holds 100% of the votes attaching to all voting securities of each material subsidiary beneficially owned directly or indirectly by Vermilion.

•	Vermilion Energy Australia Pty Ltd. (Australia)

•	Vermilion Energy Canada Ltd. (Alberta)

•	Vermilion Energy Germany GmbH & Co. KG (Germany)

•	Vermilion Energy Ireland Limited (Ireland)

•	Vermilion Energy Netherlands B.V. (Netherlands)

•	Vermilion Energy USA LLC (United States)

•	Vermilion Exploration and Production Ireland Limited (Ireland)

•	Vermilion Exploration SAS (France)

•	Vermilion Hungary Southern Battonya Concession Ltd. (Hungary)

•	Vermilion Moraine SAS (France)

•	Vermilion Pyrénées SAS (France)

•	Vermilion Rep SAS (France)

•	Vermilion Resources (Alberta)

•	Vermilion Slovakia Exploration s.r.o. (Slovakia)

•	Vermilion Zagreb Exploration d.o.o. (Croatia)

Description of the Business

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Vermilion focuses on the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and oil drilling and workover programs in Germany, France and Australia. Vermilion also holds a 20% operated working interest in the Corrib natural gas project in Ireland.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. Vermilion has been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices and as a Climate "A" List performer by the CDP (formerly the Carbon Disclosure Project). Vermilion emphasizes strategic community investment in each of our operating areas.

Vermilion has operations in two core areas: North America and International. Vermilion's business within these regions is managed at the country level through business units which form the basis of the Company's operating segments. These business units and the material crude oil and natural gas properties, facilities and installations in which Vermilion has an interest are discussed below.

The following table summarizes production, sales, proved reserves, and proved plus probable reserves for each of Vermilion's business units as at and for the year ended December 31, 2020:

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Business Unit	Production (boe/d)	Oil sales ($ millions)	NGL sales ($ millions)	Natural gas sales ($ millions)	Sales ($ millions)	Gross Proved Reserves (mboe)(1)	Gross Proved Plus Probable Reserves (mboe)(1)
Canada	58,942	418,610	36,204	114,377	569,191	178,048	287,067
France	8,903	182,292	—	—	182,292	33,389	45,246
Netherlands	7,782	1,502	—	64,073	65,575	9,470	17,537
Germany	3,076	17,143	—	17,067	34,210	12,694	25,451
Ireland	6,240	13	—	58,433	58,446	10,270	15,836
Australia	4,416	141,452	—	—	141,452	8,541	13,650
United States	5,514	55,099	6,513	4,834	66,446	31,135	59,085
Central and Eastern Europe	317	8	—	1,925	1,933	1,716	2,730
Total	95,190	816,119	42,717	260,709	1,119,545	285,263	466,602
North America	64,456	473,709	42,717	119,211	635,637	209,183	346,152
International	30,734	342,410	—	141,498	483,908	76,081	120,450
(1)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion.

Canada Business Unit

Vermilion’s Canadian operations are primarily focused in the West Pembina region of West Central Alberta and in southeast Saskatchewan and Manitoba. In West Pembina, the company targets condensate-rich Mannville natural gas and Cardium light oil plays, while in southeast Saskatchewan and Manitoba the company targets light oil in the Mississippian Midale, Frobisher/Alida and Ratcliffe formations. West Pembina is the Company's main natural gas liquids ("NGL") producing area.

Vermilion holds an average 81% working interest in approximately 794,200 (642,300 net) acres of developed land, and an average 87% working interest in approximately 433,800 (376,700 net) acres of undeveloped land in Canada. Vermilion had 832 (613 net) producing conventional natural gas wells and 3,521 (3,034 net) producing light and medium crude oil wells in Canada as at December 31, 2020.

Vermilion has access to ample facilities and processing capacity across the major plays in its Canadian portfolio. In Alberta, Vermilion's operations are concentrated in core geographic regions where the Company owns and operates the large majority of associated key infrastructure including pipelines, compressor stations, oil batteries and gas plants, many of which have surplus capacity for future production. Furthermore, the Company is interconnected in several locations with third party midstream infrastructure that provides significant capacity for growth. In Saskatchewan, where operations are focused on light crude oil, Vermilion owns and operates an extensive network of pipelines and oil batteries that also have surplus capacity for future production. This high degree of operating control and access to key infrastructure across Vermilion's Canadian properties allows the Company to drive operating efficiencies in the field while supporting future growth opportunities.

During 2020, Vermilion drilled or participated in 86 (74.1 net) wells across our Alberta and Saskatchewan assets. In 2021, we plan to drill or participate in 25 (22.1 net) light crude oil wells in Saskatchewan and ten (9.6 net) natural gas liquids rich conventional natural gas wells in Alberta.

France Business Unit

Vermilion entered France in 1997 and completed three additional acquisitions in subsequent years. Vermilion is the largest oil producer in the country with approximately two-thirds of the domestic market share. The Company's oil is priced with reference to Dated Brent.

Vermilion's main producing areas in France are located in the Aquitaine Basin which is southwest of Bordeaux, France and in the Paris Basin, located just east of Paris. The two major fields in the Paris Basin area are Champotran and Chaunoy and the two major fields in the Aquitaine Basin are Parentis and Cazaux. Vermilion operates several oil batteries in the country and, given the legacy nature of these assets, the throughput capability of these batteries exceeds any projected future requirements. Vermilion holds an average 96% working interest in 258,100 (248,900 net) acres of developed land and an average 91% working interest in 244,400 (222,100 net) acres of undeveloped land in the Aquitaine and Paris Basins. Vermilion had 332 (325 net) producing light and medium crude oil wells and three (3.0 net) producing conventional natural gas wells in France as at December 31, 2020.

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In 2021, Vermilion intends to continue its ongoing program of workovers and well optimizations. By continuing to develop its inventory in France, while mitigating declines through workovers and optimizations, Vermilion seeks to maintain or moderately grow its French production over the long-term.

Netherlands Business Unit

Vermilion entered the Netherlands in 2004 and is the country's second largest onshore operator. Vermilion's natural gas production in the Netherlands is priced off of the TTF index.

Vermilion's Netherlands assets consist of 26 onshore concessions (all operated) and 17 offshore concessions (all non-operated). Production consists primarily of natural gas with a small amount of associated natural gas liquids. Vermilion’s total land position in the Netherlands covers 1,927,300 (930,000 net) acres at an average 49% working interest, of which 92% is undeveloped. Vermilion had 104 (51 net) producing natural gas wells as at December 31, 2020.

In 2021, Vermilion plans to drill two (1.5 net) natural gas wells in the Netherlands. Vermilion expects that its inventory of potentially high-impact exploration and development opportunities in the Netherlands will maintain or moderately grow the Company's production base in the country.

Germany Business Unit

Vermilion entered Germany in 2014 through the acquisition of a 25% non-operated interest in natural gas producing assets. In December 2016, Vermilion completed an acquisition of crude oil and natural gas producing properties that provided Vermilion with its first operated position in the country. Vermilion holds a significant undeveloped land base in Germany as a result of an extensive farm-in agreement the Company entered into in 2015. Vermilion's natural gas production in Germany is priced off the NCG and GPL indexes, which are both highly correlated to the TTF benchmark, and Vermilion's light and medium crude oil production is priced with reference to Dated Brent.

Vermilion’s producing assets in Germany consist of operated and non-operated interests in seven natural gas fields and eight light and medium crude oil fields with extensive infrastructure in place. Vermilion had 73 (61 net) producing light and medium crude oil wells and 21 (8 net) producing natural gas wells as at December 31, 2020.

Vermilion's land position in northwest Germany is comprised of 94,700 (36,900 net) developed acres and 2,225,665 (969,500 net) undeveloped acres. In addition, the Company holds a 50% equity interest in Hannoversche Erdölleitung GmbH ("HEG"), a joint venture company created in 1959 that collects and transports crude oil through a 185 km network of infrastructure from the Hannover region to rail loading facilities in Hannover.

During 2020, Vermilion continued to execute various well optimization and workover programs to preserve production. During 2021, the Company will continue investing in various well optimization initiatives and bring on production of the Burgmoor Z5 (46% working interest) well.

Ireland Business Unit

Vermilion has a 20% operated interest in the offshore Corrib natural gas field and related processing facilities located off the northwest coast of Ireland. Vermilion initially acquired an 18.5% non-operated interest in 2009. In 2018, Vermilion entered into a strategic partnership with the Canadian Pension Plan Investment Board ("CPPIB"), as a result of which Vermilion acquired an additional 1.5% working interest and assumed operatorship of Corrib.

Corrib first began natural gas flow in late December 2015. Production volumes reached full plant capacity of approximately 350 mmcf/d (gross) at the end of 2016. Production plateaued at this level until decline started at the beginning of 2018.

In 2021, Vermilion plans to continue to focus on facility maintenance and optimization.

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Australia Business Unit

Vermilion holds a 100% operated working interest in the Wandoo offshore crude oil field and related production facilities, located on Western Australia's northwest shelf. Vermilion acquired its interest over two acquisitions completed in 2005 and 2007. Production is sourced from 20 producing well-bores including five dual laterals that are tied into two platforms, Wandoo 'A' and Wandoo 'B'. Wandoo 'B' is permanently manned, houses the required production facilities and incorporates 400,000 bbls of crude oil storage within the platform's concrete gravity structure. The Wandoo 'B' facilities are capable of processing 208,000 bbl/d of total fluid to separate crude oil from produced water. Vermilion's land position in the Wandoo field is comprised of 59,600 acres (gross and net).

Vermilion drilled two (2.0 net) wells in Australia between November 2018 and January 2019 and plans to drill wells approximately every two to three years. Vermilion intends to manage its Australian production and related capital investment programs to achieve corporate targets while meeting long-term supply requirements of our customers.

United States Business Unit

Vermilion entered the United States in 2014 through the acquisition of land and producing assets in the East Finn crude oil field in the Powder River Basin of northeastern Wyoming and expanded its position through the 2018 acquisition of mineral land and producing assets in the Hilight crude oil field located approximately 40 miles northwest of the East Finn assets. The Company's assets include 154,500 (138,000 net) acres of land in the Powder River basin, of which 62% is undeveloped. Vermilion had 141 (136.6 net) producing light and medium crude oil wells in the United States as at December 31, 2020. All of our working interest ownership in Wyoming is Company operated.

During 2020, Vermilion continued to focus on the Turner Sand development in the Powder River Basin, drilling nine (9.0 net) wells on its Hilight asset. In 2021, Vermilion expects to drill four (3.9 net) wells on its Hilight assets.

Central and Eastern Europe ("CEE") Business Unit

Vermilion established its CEE business unit in 2014 with a head office in Budapest, Hungary. The CEE business unit is responsible for business development in the CEE, including managing the exploration and development opportunities associated with the Company's land holdings in Hungary, Slovakia and Croatia.

Vermilion's land position in the CEE consists of 951,200 (951,200 net) acres in Hungary, 489,800 (244,900 net) acres in Slovakia and 2.4 million (2.2 million net) acres in Croatia. Currently, 99% of Vermilion's land position in the CEE is undeveloped.

During 2020, Vermilion drilled one (0.5 net) exploration well in Croatia, which was dry and abandoned. In 2021, Vermilion plans to continue our exploratory drilling activity in CEE by drilling one (1.0 net) natural gas well in Croatia and one (1.0 net) crude oil well in Hungary.

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General Development of the Business

Three Year History and Outlook

The following describes the development of Vermilion's business over the last three completed financial years.

With the exception of the acquisition of Spartan Energy Corp. ("Spartan") in May 2018, none of the acquisitions described below constituted a “significant acquisition” within the meaning of applicable securities laws. A Business Acquisition Report (Form 51-102F4) relating to the acquisition of Spartan was filed on July 30, 2018. A copy of this report is available on SEDAR at www.sedar.com under Vermilion’s SEDAR profile.

2018

Vermilion achieved annual production of 87,270 boe/d representing an increase of 28% as compared to 2017. Production in Canada reached record levels as the Company completed the most significant acquisition in its history, acquiring Spartan in May 2018 for total consideration of $1.4 billion. Production also grew in the US due to an acquisition completed in August 2018 near Vermilion's existing assets in the Powder River Basin.

Vermilion increased its monthly dividend to $0.23 per share from $0.215 per share beginning with the April 2018 dividend. Upon closing the acquisition of Spartan, the 2% discount associated with our Dividend Reinvestment Plan was eliminated, beginning with the June 2018 dividend.

In February 2018, Vermilion closed an acquisition of a private southeast Saskatchewan producer. The acquisition added over 1,000 bbl/d of high netback 40° API oil and 42,600 net acres of land straddling the Saskatchewan and Manitoba border, near Vermilion's existing operations in southeast Saskatchewan. Total consideration of $91 million, which included both cash paid to the shareholders of the acquired company and the assumption of long-term debt, was funded through the Company's revolving credit facility.

In May 2018, Vermilion acquired all of the issued and outstanding common shares of Spartan, a publicly traded southeast Saskatchewan oil producer. The acquisition added approximately 23,000 boe/d of high-netback, light crude oil production and approximately 480,000 net acres of land (80% average working interest), including 400,000 net acres in southeast Saskatchewan with multi-zone potential. In addition, the Spartan acquisition included approximately 80,000 net acres of land in other areas of Saskatchewan, Alberta and Manitoba. The Acquisition also included ownership and control of producing infrastructure synergistic with Vermilion’s existing assets, as well as significant 2D and 3D seismic data. Total consideration for the acquisition was $1.4 billion consisting of the issuance of 27.9 million Vermilion common shares valued at approximately $1.2 billion (based on the closing price per Vermilion common share of $44.30 on the Toronto Stock Exchange on May 28, 2018) and the assumption of approximately $175 million of Spartan's outstanding debt at the time the transaction closed.

In August 2018, Vermilion acquired mineral land and producing assets in the Powder River Basin in Wyoming for total cash consideration of approximately $189 million. The acquisition was comprised of low base decline, light crude oil-weighted production and high-quality mineral leasehold in the Powder River Basin in Campbell County, Wyoming, approximately 40 miles (65 kilometres) northwest of Vermilion's existing operations. The Assets include approximately 55,700 net acres of land (approximately 96% working interest) and approximately 2,500 boe/d (63% light crude oil and NGLs) of production with an estimated annual base decline rate of 13%. Approximately half of the acquired production came from three federal secondary recovery units in the Muddy formation, with the remainder coming from higher netback production from Turner Sand horizontal producers.

In December 2018, Vermilion closed the acquisition of an additional 1.5% working interest in the Corrib natural gas project bringing the Company's ownership interest in the project to 20%. Vermilion also assumed operatorship of Corrib resulting in a significant increase in the degree of operating control across the Company's portfolio.

Vermilion received a top quartile ranking for its industry sector in RobecoSAM’s annual Corporate Sustainability Assessment. The CSA analyzed sustainability performance across economic, environmental, governance and social criteria, and was the basis of the Dow Jones Sustainability Indices. Vermilion was ranked 11th by Corporate Knights on the Future 40 Responsible Corporate Leaders in Canada list. This marked the fifth year in a row that Vermilion was recognized by Corporate Knights as one of Canada's top sustainability performers and Vermilion continued to be the highest ranked oil and gas company on the list. Vermilion’s MSCI ESG (Environment, Social and Governance) received an A rating for the second consecutive year and the Company's Governance Metrics score ranked in the top decile globally. Vermilion scored 82 out of 100 on the annual ratings conducted by Sustainalytics, ranking at the top of its peer group. Sustainalytics rated the sustainability of participating companies based on their environmental, social and governance performance.

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Further demonstrating Vermilion's commitment to being a leader in environmental, social and governance practices, the Board of Directors established a Sustainability Committee to provide oversight with respect to sustainability policy and performance. Members of the committee were (and continue to be) Tim Marchant (Chair), Carin Knickel, Steve Larke and Bill Roby, each an independent director.

2019

Vermilion achieved annual production of 100,357 boe/d representing an increase of 15% compared to 2018. Production in Canada reached record levels as the Company benefited from a full-year contribution from the Spartan assets acquired in May 2018, achieving average annual production of nearly 60,000 boe/d in 2019. Production also achieved record annual average levels in the Netherlands and in the United States.

Vermilion maintained its monthly dividend at $0.23 per share throughout 2019. In July 2019, Vermilion received approval from the TSX for a normal course issuer bid (“NCIB”), allowing the Company to buy back up to 7.75 million shares. Vermilion intended to use the NCIB, in combination with debt reduction, when excess free cash flow was available (beyond dividends) to enhance per share growth. In October 2019, the Company announced its intention to phase out the Dividend Reinvestment Plan ("DRIP") in 2020 by prorating the available DRIP shares by 25% each quarter starting in Q1 2020.

During the third quarter of 2019, Vermilion was awarded two exploration licenses in Ukraine, subject to a final production sharing agreement, in a 50/50 partnership with Ukrgazvydobuvannya ("UGV"), a Ukrainian state-owned gas producer. The licenses cover approximately 500,000 gross acres situated in one of Europe's most prolific natural gas regions (Dnieper-Donets Basin). During 2020, Vermilion decided not to enter into a production sharing agreement and withdrew from the Ukraine.

Vermilion's ISS Governance QualityScore increased to 1 from 3 (where a decile score of 1 indicates lowest governance risk), while its Environment and Social QualityScores remained at 1 and 2 respectively in 2019. Vermilion was rated "AA" in MSCI's annual environmental, social and governance ("ESG") rankings for 2019, placing the Company in the top 19% of oil and gas companies worldwide. This rating was an improvement from "A" in the previous two years. Vermilion received top quartile rankings for 2019 for its industry sector in both the Sustainalytics ESG Rating and SAM (formerly known as RobecoSAM) annual Corporate Sustainability Assessment ("CSA"). These rankings reflected Vermilion's continued commitment to ESG matters across its business, positioning Vermilion as one of the most responsible producers of energy in the industry.

2020

Vermilion achieved annual production of 95,190 boe/d representing a decrease of 5% compared to 2019. This level of annual production was the outcome of a front-end weighted capital program whereby 65% of our E&D capital was invested in Q1 2020, resulting in peak production of over 100,000 boe/d in Q2 2020 and declining to 87,800 boe/d in Q4 2020. Over the last nine months, capital investment was primarily focused on maintenance capital as the Company navigated its way through the global economic slowdown induced by the COVID-19 pandemic.

In March 2020, Vermilion reduced its monthly dividend by 50% to $0.115 per share and announced an $80 to $100 million reduction to its annual capital budget in response to the COVID-19 pandemic and the resulting negative impact on near-term oil demand and commodity prices. In addition, subsequent to the first quarter of 2020, our Board of Directors suspended the monthly dividend as a further measure to strengthen the financial position of the Company during a period of weak commodity prices.

On May 25, 2020, Vermilion's Board of Directors appointed Lorenzo Donadeo as Executive Chairman and Curtis Hicks as President following the departure of Anthony Marino as President and Chief Executive Officer. Mr. Donadeo is one of the co-founders of Vermilion and served as Chairman of the Board since March 1, 2016. Previously, Mr. Donadeo was the Chief Executive Officer of Vermilion from 2003 to 2016. Mr. Hicks was previously the CFO of Vermilion from 2003 to 2018.

In lieu of filling the role of Chief Executive Officer, Vermilion re-established an Executive Committee consisting of a minimum of five senior executives from within the Company with a mandate to review and approve key organizational, financial, operational and strategic decisions. At present, the Executive Committee includes the Executive Chairman, President, Vice President and Chief Financial Officer, Vice President North America, Vice President International and HSE, Vice President European Operations and the Vice President Business Development.

Vermilion continued to build on its track record of industry-leading ESG performance based on rankings by third party ratings agencies in 2020. Vermilion ranked at the top of its peer group in 2020 in the SAM Corporate Sustainability Assessment (“CSA”). The Company was also selected for The Sustainability Yearbook 2021, which recognizes that our CSA sustainability performance is within the top 15% of our industry (SAM's Upstream Oil & Gas and Integrated category). Vermilion received a rating of "AA" on a scale of AAA (leader) to CCC (laggard) in the MSCI ESG Ratings assessment, which reflects exposure to industry-specific ESG risks and the ability to manage those risks. Vermilion was named to the CDP Climate Leadership Level (A-) for the fourth consecutive year in 2020. Vermilion was one of five Canadian oil and gas companies, one of seven oil and gas companies in North America, and one of 20 oil and gas companies globally to achieve this level, ranking Vermilion in the top 10% of oil and gas companies globally. In November 2020, Vermilion released its 2020 Corporate Sustainability Report, marking the Company's 7th year of ESG

Vermilion Energy Inc. ■ Page 12  ■ 2020 Annual Information Form

reporting. The 2020 report highlights Vermilion's ongoing focus on reducing emissions within its operations, along with a content index that includes recommendations from the Task Force on Climate-related Financial Disclosures and the Sustainability Accounting Standards Board.

Outlook

Vermilion's business model continues to allow for flexibility in response to volatile commodity prices and regulatory changes. The Company intends to continue funding E&D capital investment from internally generated fund flows from operations while allocating excess free cash flow to debt reduction. Consistent with these objectives, in January 2021 Vermilion announced an E&D capital budget for 2021 of $300 million with corresponding production guidance of between 83,000 to 85,000 boe/d. This budget is designed to be disciplined and balanced in an uncertain and volatile economic environment as the global economy continues to grapple with the COVID-19 pandemic. The budget also seeks to level-load our capital program, which will reset the production base to a more manageable and capital efficient level moving forward.

Vermilion Energy Inc. ■ Page 13  ■ 2020 Annual Information Form

Statement of Reserves Data and Other Oil and Gas Information

Reserves and future net revenue

The following is a summary of the crude oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ in a report dated February 12, 2021 with an effective date of December 31, 2020. Pricing used in the forecast price evaluations is set forth in the notes to the tables.

Reserves and other oil and gas information contained in this section is effective December 31, 2020 unless otherwise stated.

All evaluations of future net revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations. Future net revenues estimated by the GLJ Report do not represent the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report. There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

Reserves are established using deterministic methodology. Total proved reserves are established at the 90 percent probability (P90) level. There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves. Total proved plus probable reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

The Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and product type using forecast prices and costs. For Canada, the tables following include Alberta Gas Cost Allowance.

The following tables may not total due to rounding.

Vermilion Energy Inc. ■ Page 14  ■ 2020 Annual Information Form

Oil and gas reserves - Gross and net interest (2), based on forecast prices and costs (1)

Vermilion Energy Inc. ■ Page 15  ■ 2020 Annual Information Form

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Developed Producing (3) (5) (6)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	7,061	7,061	—	—	—	—	—	—
Canada	46,244	41,577	12	12	—	—	235,348	219,792
CEE	—	—	—	—	—	—	1,390	1,049
France	28,155	23,540	—	—	—	—	—	—
Germany	3,403	3,302	—	—	—	—	27,788	26,671
Ireland	—	—	—	—	—	—	61,620	61,620
Netherlands	—	—	—	—	—	—	42,832	42,000
United States	5,858	4,938	—	—	—	—	40,555	33,979
Total Proved Developed Producing	90,720	80,418	12	12	—	—	409,533	385,111
North America	52,102	46,515	12	12	—	—	275,903	253,771
International	38,618	33,903	—	—	—	—	133,630	131,340
	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Developed Producing (3) (5) (6)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	7,061	7,061
Canada	527	501	3,645	3,390	21,189	18,466	107,365	97,335
CEE	—	—	—	—	—	—	232	175
France	—	—	—	—	—	—	28,155	23,540
Germany	—	—	—	—	—	—	8,034	7,747
Ireland	—	—	—	—	—	—	10,270	10,270
Netherlands	—	—	—	—	86	84	7,225	7,085
United States	—	—	—	—	4,393	3,679	17,010	14,280
Total Proved Developed Producing	527	501	3,645	3,390	25,668	22,229	185,352	167,492
North America	527	501	3,645	3,390	25,582	22,145	124,375	111,615
International	—	—	—	—	86	84	60,976	55,877

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Developed Non-Producing (3) (5) (7)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	2,618	2,213	—	—	—	—	11,115	10,411
CEE	—	—	—	—	—	—	8,906	7,303
France	1,011	852	—	—	—	—	—	—
Germany	835	813	—	—	—	—	11,866	11,271
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	10,697	10,593
United States	356	287	—	—	—	—	427	345
Total Proved Developed Non-Producing	4,820	4,165	—	—	—	—	43,011	39,922
North America	2,973	2,501	—	—	—	—	11,542	10,756
International	1,846	1,664	—	—	—	—	31,470	29,167

Vermilion Energy Inc. ■ Page 16  ■ 2020 Annual Information Form

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Developed Non-Producing (3) (5) (7)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	—	—
Canada	—	—	703	663	582	520	5,169	4,579
CEE	—	—	—	—	—	—	1,484	1,217
France	—	—	—	—	—	—	1,011	852
Germany	—	—	—	—	—	—	2,813	2,691
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	21	21	1,804	1,786
United States	—	—	—	—	56	45	483	390
Total Proved Developed Non-Producing	—	—	703	663	659	586	12,764	11,515
North America	—	—	703	663	638	565	5,652	4,969
International	—	—	—	—	21	21	7,112	6,546

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Undeveloped (3) (8)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	1,480	1,480	—	—	—	—	—	—
Canada	34,580	29,883	43	40	—	—	107,503	100,705
CEE	—	—	—	—	—	—	—	—
France	4,223	3,505	—	—	—	—	—	—
Germany	1,408	1,379	—	—	—	—	2,631	2,442
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	—	—	2,591	2,591
United States	9,227	7,591	—	—	—	—	15,696	12,956
Total Proved Undeveloped	50,919	43,837	43	40	—	—	128,421	118,695
North America	43,807	37,474	43	40	—	—	123,198	113,661
International	7,112	6,364	—	—	—	—	5,223	5,034
	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Undeveloped (3) (8)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	1,480	1,480
Canada	—	—	446	357	12,900	11,616	65,514	58,382
CEE	—	—	—	—	—	—	—	—
France	—	—	—	—	—	—	4,223	3,505
Germany	—	—	—	—	—	—	1,847	1,786
Ireland	—	—	—	—	—	—	—	—
Netherlands	—	—	—	—	10	10	441	441
United States	—	—	—	—	1,799	1,484	13,642	11,234
Total Proved Undeveloped	—	—	446	357	14,708	13,109	87,147	76,829
North America	—	—	446	357	14,699	13,100	79,155	69,617
International	—	—	—	—	10	10	7,992	7,212

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved (3)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	8,541	8,541	—	—	—	—	—	—
Canada	83,442	73,672	55	52	—	—	353,966	330,908
CEE	—	—	—	—	—	—	10,296	8,352
France	33,389	27,897	—	—	—	—	—	—
Germany	5,647	5,493	—	—	—	—	42,285	40,385
Ireland	—	—	—	—	—	—	61,620	61,620
Netherlands	—	—	—	—	—	—	56,121	55,185
United States	15,440	12,817	—	—	—	—	56,678	47,280
Total Proved	146,459	128,420	55	52	—	—	580,966	543,728
North America	98,882	86,489	55	52	—	—	410,643	378,187
International	47,577	41,931	—	—	—	—	170,322	165,541

Vermilion Energy Inc. ■ Page 17  ■ 2020 Annual Information Form

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved (3)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	8,541	8,541
Canada	527	501	4,795	4,411	34,670	30,602	178,048	160,296
CEE	—	—	—	—	—	—	1,716	1,392
France	—	—	—	—	—	—	33,389	27,897
Germany	—	—	—	—	—	—	12,694	12,224
Ireland	—	—	—	—	—	—	10,270	10,270
Netherlands	—	—	—	—	117	115	9,470	9,312
United States	—	—	—	—	6,248	5,208	31,135	25,905
Total Proved	527	501	4,795	4,411	41,035	35,924	285,263	255,836
North America	527	501	4,795	4,411	40,918	35,810	209,183	186,201
International	—	—	—	—	117	115	76,081	69,636

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Probable (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	5,109	5,109	—	—	—	—	—	—
Canada	46,547	41,367	73	62	—	—	242,218	226,707
CEE	—	—	—	—	—	—	6,081	4,957
France	11,857	9,913	—	—	—	—	—	—
Germany	4,257	4,138	—	—	—	—	50,997	47,748
Ireland	—	—	—	—	—	—	33,398	33,398
Netherlands	—	—	—	—	—	—	47,741	44,516
United States	17,807	14,806	—	—	—	—	36,035	30,066
Total Probable	85,577	75,333	73	62	—	—	416,470	387,392
North America	64,354	56,173	73	62	—	—	278,253	256,773
International	21,223	19,160	—	—	—	—	138,217	130,619
	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Probable (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	5,109	5,109
Canada	201	191	1,592	1,467	21,730	19,107	109,019	98,597
CEE	—	—	—	—	—	—	1,014	826
France	—	—	—	—	—	—	11,857	9,913
Germany	—	—	—	—	—	—	12,757	12,096
Ireland	—	—	—	—	—	—	5,566	5,566
Netherlands	—	—	—	—	110	102	8,067	7,521
United States	—	—	—	—	4,137	3,449	27,950	23,267
Total Probable	201	191	1,592	1,467	25,978	22,659	181,339	162,895
North America	201	191	1,592	1,467	25,868	22,557	136,969	121,864
International	—	—	—	—	110	102	44,370	41,032

	Light Crude Oil & Medium Crude Oil (mbbl)		Heavy Crude Oil (mbbl)		Tight Oil (mbbl)		Conventional Natural Gas (mmcf)
Proved Plus Probable (3) (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	13,650	13,650	—	—	—	—	—	—
Canada	129,989	115,039	128	114	—	—	596,184	557,615
CEE	—	—	—	—	—	—	16,377	13,309
France	45,246	37,810	—	—	—	—	—	—
Germany	9,904	9,631	—	—	—	—	93,282	88,132
Ireland	—	—	—	—	—	—	95,018	95,018
Netherlands	—	—	—	—	—	—	103,862	99,700
United States	33,247	27,623	—	—	—	—	92,712	77,346
Total Proved Plus Probable	232,036	203,753	128	114	—	—	997,435	931,120
North America	163,236	142,663	128	114	—	—	688,896	634,960
International	68,800	61,090	—	—	—	—	308,539	296,160

Vermilion Energy Inc. ■ Page 18  ■ 2020 Annual Information Form

	Shale Gas (mmcf)		Coal Bed Methane (mmcf)		Natural Gas Liquids (mbbl)		BOE (mboe)
Proved Plus Probable (3) (4)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
Australia	—	—	—	—	—	—	13,650	13,650
Canada	728	693	6,387	5,878	56,401	49,709	287,067	258,893
CEE	—	—	—	—	—	—	2,730	2,218
France	—	—	—	—	—	—	45,246	37,810
Germany	—	—	—	—	—	—	25,451	24,320
Ireland	—	—	—	—	—	—	15,836	15,836
Netherlands	—	—	—	—	227	217	17,537	16,833
United States	—	—	—	—	10,385	8,657	59,085	49,171
Total Proved Plus Probable	728	693	6,387	5,878	67,013	58,583	466,602	418,732
North America	728	693	6,387	5,878	66,786	58,366	346,152	308,064
International	—	—	—	—	227	217	120,450	110,667

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

(2)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion. "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.

(3)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(4)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(5)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

(6)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(7)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(8)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Vermilion Energy Inc. ■ Page 19  ■ 2020 Annual Information Form

Net present value of future net revenue - Based on forecast prices and costs (1)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
($M)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing (2) (4) (5)
Australia	(644)	65,477	95,944	108,509	112,060	43,333	78,278	92,870	97,444	97,135
Canada	1,484,637	1,221,123	1,031,326	893,371	790,141	1,484,637	1,221,123	1,031,326	893,371	790,141
CEE	5,147	4,471	3,943	3,527	3,195	5,147	4,471	3,943	3,527	3,195
France	556,966	510,511	436,001	371,472	321,076	530,786	497,909	429,453	367,854	318,974
Germany	40,723	102,690	108,599	101,679	92,736	40,723	102,690	108,599	101,679	92,736
Ireland	219,302	221,899	212,128	198,976	185,772	219,302	221,899	212,128	198,976	185,772
Netherlands	33,045	66,482	82,313	89,109	91,207	27,326	60,364	76,050	82,847	85,030
United States	256,056	180,369	139,295	114,489	98,061	256,056	180,369	139,295	114,489	98,061
Total Proved Developed Producing	2,595,233	2,373,021	2,109,548	1,881,132	1,694,247	2,607,312	2,367,102	2,093,663	1,860,187	1,671,043
North America	1,740,693	1,401,492	1,170,621	1,007,860	888,202	1,740,693	1,401,492	1,170,621	1,007,860	888,202
International	854,540	971,529	938,927	873,272	806,045	866,619	965,610	923,042	852,327	782,842
Proved Developed Non-Producing (2) (4) (6)
Australia	—	—	—	—	—	—	—	—	—	—
Canada	109,504	82,170	65,338	54,087	46,091	109,504	82,170	65,338	54,087	46,091
CEE	22,436	18,096	14,648	11,878	9,631	22,436	18,096	14,648	11,878	9,631
France	10,536	10,604	8,361	6,199	4,510	9,130	9,929	8,010	6,006	4,398
Germany	49,033	40,862	32,662	26,135	21,189	49,033	40,862	32,662	26,135	21,189
Ireland	—	—	—	—	—	—	—	—	—	—
Netherlands	43,916	43,998	41,961	39,185	36,287	31,883	34,205	33,843	32,344	30,437
United States	6,356	3,324	1,532	432	(266)	6,356	3,324	1,532	432	(266)
Total Proved Developed Non-Producing	241,782	199,055	164,501	137,917	117,443	228,342	188,587	156,033	130,883	111,481
North America	115,860	85,494	66,870	54,519	45,825	115,860	85,494	66,870	54,519	45,825
International	125,922	113,561	97,631	83,397	71,617	112,482	103,093	89,163	76,363	65,655
Proved Undeveloped (2) (7)
Australia	51,423	38,646	28,787	21,139	15,167	31,226	22,025	15,022	9,658	5,526
Canada	1,166,319	680,956	422,184	270,329	174,784	1,166,319	680,956	422,184	270,329	174,784
CEE	—	—	—	—	—	—	—	—	—	—
France	72,144	53,851	37,545	25,205	16,235	69,407	52,420	36,742	24,730	15,943
Germany	34,950	27,632	19,232	12,763	8,109	34,950	27,632	19,232	12,763	8,109
Ireland	—	—	—	—	—	—	—	—	—	—
Netherlands	12,177	9,491	7,460	5,924	4,753	8,222	6,552	5,221	4,181	3,370
United States	197,595	113,574	65,826	36,957	18,529	197,595	113,574	65,826	36,957	18,529
Total Proved Undeveloped	1,534,608	924,151	581,035	372,317	237,578	1,507,718	903,160	564,227	358,619	226,262
North America	1,363,914	794,530	488,010	307,287	193,313	1,363,914	794,530	488,010	307,287	193,313
International	170,694	129,620	93,025	65,030	44,264	143,805	108,630	76,217	51,332	32,948
Proved (2)
Australia	50,780	104,122	124,731	129,648	127,227	74,559	100,304	107,891	107,102	102,661
Canada	2,760,460	1,984,249	1,518,848	1,217,787	1,011,016	2,760,460	1,984,249	1,518,848	1,217,787	1,011,016
CEE	27,584	22,567	18,590	15,404	12,826	27,584	22,567	18,590	15,404	12,826
France	639,646	574,966	481,907	402,876	341,822	609,323	560,258	474,206	398,590	339,316
Germany	124,706	171,184	160,493	140,577	122,034	124,706	171,184	160,493	140,577	122,034
Ireland	219,302	221,899	212,128	198,976	185,772	219,302	221,899	212,128	198,976	185,772
Netherlands	89,138	119,971	131,734	134,218	132,247	67,431	101,121	115,114	119,373	118,837
United States	460,006	297,267	206,653	151,879	116,324	460,006	297,267	206,653	151,879	116,324
Total Proved	4,371,623	3,496,226	2,855,083	2,391,366	2,049,267	4,343,372	3,458,849	2,813,922	2,349,689	2,008,785
North America	3,220,467	2,281,515	1,725,501	1,369,666	1,127,340	3,220,467	2,281,515	1,725,501	1,369,666	1,127,340
International	1,151,156	1,214,711	1,129,583	1,021,700	921,927	1,122,906	1,177,333	1,088,422	980,022	881,445

Vermilion Energy Inc. ■ Page 20  ■ 2020 Annual Information Form

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
($M)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Probable (3)
Australia	248,135	212,663	176,047	145,140	120,683	157,400	133,253	109,529	89,877	74,483
Canada	2,076,452	1,182,604	756,007	522,616	381,168	1,697,679	1,005,475	665,818	473,630	353,178
CEE	26,916	21,762	18,027	15,229	13,071	23,796	19,172	15,849	13,378	11,483
France	354,187	229,570	154,243	107,270	76,894	256,584	163,894	107,893	73,077	50,680
Germany	322,991	234,638	160,742	113,648	83,805	268,814	202,295	138,792	97,419	71,089
Ireland	134,689	105,541	78,415	58,261	44,018	134,689	105,541	78,415	58,261	44,018
Netherlands	188,084	156,744	127,286	102,981	83,808	124,318	103,664	82,241	64,124	49,813
United States	647,209	346,974	208,262	135,458	93,326	526,282	285,936	173,731	114,231	79,453
Total Probable	3,998,663	2,490,495	1,679,029	1,200,603	896,773	3,189,562	2,019,230	1,372,269	983,996	734,197
North America	2,723,661	1,529,578	964,270	658,074	474,494	2,223,961	1,291,411	839,549	587,861	432,630
International	1,275,002	960,918	714,760	542,529	422,279	965,600	727,819	532,720	396,135	301,567
Proved Plus Probable (2) (3)
Australia	298,915	316,785	300,778	274,788	247,910	231,959	233,556	217,420	196,979	177,144
Canada	4,836,912	3,166,853	2,274,855	1,740,403	1,392,184	4,458,140	2,989,723	2,184,666	1,691,417	1,364,194
CEE	54,500	44,330	36,617	30,633	25,897	51,380	41,740	34,440	28,783	24,309
France	993,833	804,536	636,150	510,147	418,716	865,908	724,152	582,098	471,667	389,996
Germany	447,697	405,823	321,235	254,225	205,838	393,520	373,479	299,285	237,996	193,123
Ireland	353,991	327,440	290,543	257,237	229,790	353,991	327,440	290,543	257,237	229,790
Netherlands	277,222	276,716	259,020	237,199	216,055	191,749	204,784	197,356	183,497	168,651
United States	1,107,215	644,240	414,915	287,336	209,650	986,288	583,203	380,384	266,109	195,777
Total Proved Plus Probable	8,370,286	5,986,722	4,534,112	3,591,969	2,946,040	7,532,934	5,478,078	4,186,192	3,333,685	2,742,983
North America	5,944,128	3,811,093	2,689,770	2,027,740	1,601,834	5,444,428	3,572,926	2,565,050	1,957,527	1,559,971
International	2,426,158	2,175,628	1,844,342	1,564,229	1,344,206	2,088,506	1,905,152	1,621,142	1,376,158	1,183,012

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

(5)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(6)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(7)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Vermilion Energy Inc. ■ Page 21  ■ 2020 Annual Information Form

Total future net revenue (undiscounted) - Based on forecast prices and costs (1)

($M)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Future Income Taxes	Future Income Taxes (4)	Future Net Revenue After Future Income Taxes
Proved (2)
Australia	693,124	—	328,854	99,383	214,107	50,780	(23,780)	74,559
Canada	7,875,426	963,815	2,951,423	906,616	293,111	2,760,460	—	2,760,460
CEE	76,787	14,514	18,236	16,075	378	27,584	—	27,584
France	2,262,648	368,089	826,209	157,798	270,906	639,646	30,323	609,323
Germany	623,068	20,558	245,147	48,116	184,540	124,706	—	124,706
Ireland	493,599	—	182,812	20,234	71,251	219,302	—	219,302
Netherlands	465,061	6,408	238,507	7,013	123,994	89,138	21,707	67,431
United States	1,604,617	510,102	407,567	200,637	26,304	460,006	—	460,006
Total Proved	14,094,330	1,883,487	5,198,756	1,455,873	1,184,592	4,371,623	28,250	4,343,372
North America	9,480,043	1,473,918	3,358,990	1,107,253	319,415	3,220,467	—	3,220,467
International	4,614,287	409,569	1,839,766	348,620	865,177	1,151,156	28,250	1,122,906
Proved Plus Probable (2) (3)
Australia	1,144,077	—	515,203	102,747	227,212	298,915	66,956	231,959
Canada	12,912,776	1,554,064	4,661,675	1,496,958	363,166	4,836,912	378,773	4,458,140
CEE	124,009	23,251	29,761	16,075	422	54,500	3,120	51,380
France	3,114,177	506,614	1,026,676	291,119	295,935	993,833	127,925	865,908
Germany	1,269,293	50,040	423,053	106,378	242,124	447,697	54,177	393,520
Ireland	786,509	—	309,350	42,928	80,241	353,991	—	353,991
Netherlands	874,376	27,518	360,271	63,200	146,165	277,222	85,473	191,749
United States	3,398,198	1,071,564	756,459	425,608	37,351	1,107,215	120,927	986,288
Total Proved Plus Probable	23,623,416	3,233,052	8,082,448	2,545,014	1,392,617	8,370,286	837,351	7,532,934
North America	16,310,974	2,625,628	5,418,134	1,922,567	400,518	5,944,128	499,700	5,444,428
International	7,312,442	607,424	2,664,314	622,448	992,099	2,426,158	337,652	2,088,506

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4)	"Future Income Taxes" are calculated using future net revenue before income taxes as shown, after incorporating Vermilion's existing tax pools, corporate charge-outs, and related expenditures. This calculation applies the year-end statutory rate, taking into account future tax rates already legislated.

Vermilion Energy Inc. ■ Page 22  ■ 2020 Annual Information Form

Future net revenue by product type - Based on forecast prices and costs (1)

	Future Net Revenue Before Income Taxes (2) (Discounted at 10% Per Year) ($M)	Unit Value ($/boe)
Proved Developed Producing
Light Crude Oil & Medium Crude Oil (3)	1,406,531	14.98
Heavy Crude Oil (3)	278	15.04
Conventional Natural Gas (4)	700,655	9.61
Shale Gas	233	2.51
Coal Bed Methane	1,850	3.24
Total Proved Developed Producing	2,109,548	12.59
Proved Developed Non-Producing
Light Crude Oil & Medium Crude Oil (3)	72,929	15.10
Heavy Crude Oil (3)	—	—
Conventional Natural Gas (4)	91,252	13.88
Shale Gas	—	—
Coal Bed Methane	320	2.86
Total Proved Developed Non-Producing	164,501	14.29
Proved Undeveloped
Light Crude Oil & Medium Crude Oil (3)	477,452	8.93
Heavy Crude Oil (3)	178	2.83
Conventional Natural Gas (4)	103,298	4.45
Shale Gas	—	—
Coal Bed Methane	107	1.77
Total Proved Undeveloped	581,035	7.56
Proved
Light Crude Oil & Medium Crude Oil (3)	1,956,912	12.86
Heavy Crude Oil (3)	457	5.61
Conventional Natural Gas (4)	895,204	8.71
Shale Gas	233	2.51
Coal Bed Methane	2,278	3.06
Total Proved	2,855,083	11.16
Probable
Light Crude Oil & Medium Crude Oil (3)	1,130,021	12.00
Heavy Crude Oil (3)	493	5.07
Conventional Natural Gas (4)	547,426	8.01
Shale Gas	106	2.97
Coal Bed Methane	984	3.97
Total Probable	1,679,029	10.31
Proved Plus Probable
Light Crude Oil & Medium Crude Oil (3)	3,086,933	12.53
Heavy Crude Oil (3)	949	5.32
Conventional Natural Gas (4)	1,442,630	8.43
Shale Gas	339	2.64
Coal Bed Methane	3,261	3.29
Total Proved Plus Probable	4,534,112	10.83

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

(2)	Other Company revenue and costs not related to a specific product type have been allocated proportionately to the specified product types. Unit values are based on Company net reserves. Net present value of reserves categories are an approximation based on major products.

(3)	Including solution gas and other by-products.

(4)	Including by-products but excluding solution gas.

Vermilion Energy Inc. ■ Page 23  ■ 2020 Annual Information Form

Forecast prices used in estimates (1)(2)

	Light Crude Oil & Medium Crude Oil			Crude Oil	Conventional Natural Gas		Natural Gas Liquids				Inflation Rate	Exchange Rate
					Canada	Europe
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40˚ API ($Cdn/bbl)	Cromer Light 35˚ API ($Cdn/bbl)	Brent Blend FOB North Sea ($US/bbl)	AECO Gas Price ($Cdn/mmbtu)	UK National Balancing Point ($US/mmbtu)	Edmonton Ethane ($Cdn/bbl)	Edmonton Propane ($Cdn/bbl)	Edmonton Butane ($Cdn/bbl)	Edmonton C5+ ($Cdn/bbl)	Percent Per Year	USD/CAD	CAD/EUR
2020	39.40	45.66	45.74	43.21	2.24	3.16	10.95	15.61	17.31	49.80	0.80%	0.75	1.53
Forecast
2021	47.17	55.76	55.38	49.42	2.78	6.10	8.91	18.18	26.36	59.24	—%	0.77	1.58
2022	50.17	59.89	59.31	52.85	2.70	5.78	8.65	21.91	32.85	63.19	1.30%	0.77	1.61
2023	53.17	63.48	62.72	56.04	2.61	5.78	8.35	24.57	39.20	67.34	2.00%	0.76	1.62
2024	54.97	65.76	64.98	57.87	2.65	5.91	8.46	25.47	40.65	69.77	2.00%	0.76	1.62
2025	56.07	67.13	66.33	59.00	2.70	6.05	8.63	26.00	41.50	71.18	2.00%	0.76	1.62
2026	57.19	68.53	67.71	60.15	2.76	6.16	8.81	26.54	42.36	72.61	2.00%	0.76	1.62
2027	58.34	69.95	69.12	61.33	2.81	6.26	8.99	27.09	43.24	74.07	2.00%	0.76	1.62
2028	59.50	71.40	70.56	62.53	2.86	6.40	9.17	27.65	44.14	75.56	2.00%	0.76	1.62
2029	60.69	72.88	72.02	63.75	2.92	6.54	9.36	28.23	45.06	77.08	2.00%	0.76	1.62
2030	61.91	74.34	73.46	65.03	2.98	6.67	9.55	28.79	45.96	78.62	2.00%	0.76	1.62
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.76	1.62

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. The pricing assumptions above are the January 2021, 3 Consultants' Average pricing which were provided by GLJ, an independent qualified reserves evaluator appointed pursuant to NI 51-101. The consultants are GLJ, Sproule and McDaniel and Associates, all independent qualified reverse evaluators.

(2)	For light crude oil and medium crude oil, the pricing assumptions used are WTI, Edmonton Par Price, Cromer Medium, and Brent Blend. For conventional natural gas in Canada, the pricing assumptions used are AECO and for conventional natural gas in Europe, the pricing assumptions used are National Balancing Point.

For 2020, average realized prices before hedging were:

Country	Crude oil ($/bbl)	NGLs ($/bbl)	Natural gas ($/mcf)
Australia	76.70	—	—
Canada	44.21	24.63	2.06
CEE	47.06	—	2.77
France	55.39	—	—
Germany	48.43	—	3.69
Ireland	—	—	4.26
Netherlands	—	45.99	3.79
United States	49.36	14.68	1.77

Vermilion Energy Inc. ■ Page 24  ■ 2020 Annual Information Form

Reconciliations of changes in reserves

The following tables set forth a reconciliation of the changes by product type (light crude oil and medium crude oil, heavy crude oil, tight oil, conventional natural gas, coal bed methane, shale gas and NGLs) in Vermilion's gross reserves as at December 31, 2020 compared to such reserves as at December 31, 2019 based on the forecast price and cost assumptions set forth in note 3.

Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs (3)

Australia	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	8,608	4,552	13,160	8,608	4,552	13,160	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	1,480	540	2,021	1,480	540	2,021	—	—	—	—	—	—
Technical Revisions	69	17	85	69	17	85	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1,616)	—	(1,616)	(1,616)	—	(1,616)	—	—	—	—	—	—
At December 31, 2020	8,541	5,109	13,650	8,541	5,109	13,650	—	—	—	—	—	—

Australia	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2019	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—

Australia	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2019	—	—	—	8,608	4,552	13,160
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	1,480	540	2,021
Technical Revisions	—	—	—	69	17	85
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—
Production	—	—	—	(1,616)	—	(1,616)
At December 31, 2020	—	—	—	8,541	5,109	13,650

Vermilion Energy Inc. ■ Page 25  ■ 2020 Annual Information Form

Canada	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	94,990	47,009	141,999	94,903	46,931	141,834	87	78	165	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	3,984	1,178	5,162	3,984	1,178	5,162	—	—	—	—	—	—
Technical Revisions	(210)	(619)	(829)	(187)	(614)	(801)	(24)	(5)	(28)	—	—	—
Acquisitions	927	374	1,301	927	374	1,301	—	—	—	—	—	—
Dispositions	(2,315)	(872)	(3,187)	(2,315)	(872)	(3,187)	—	—	—	—	—	—
Economic Factors	(4,366)	(450)	(4,816)	(4,366)	(450)	(4,816)	—	—	—	—	—	—
Production	(9,513)	—	(9,513)	(9,504)	—	(9,504)	(9)	—	(9)	—	—	—
At December 31, 2020	83,497	46,620	130,116	83,442	46,547	129,989	55	73	128	—	—	—

Canada	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2019	366,030	249,711	615,741	361,097	248,227	609,324	4,237	1,316	5,553	696	168	864
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	57,353	(6,697)	50,656	57,353	(6,697)	50,656	—	—	—	—	—	—
Technical Revisions	5,685	2,606	8,291	2,796	2,493	5,289	2,881	110	2,991	8	3	11
Acquisitions	4,495	6,981	11,476	4,495	6,981	11,476	—	—	—	—	—	—
Dispositions	(4,231)	(1,256)	(5,487)	(4,231)	(1,256)	(5,487)	—	—	—	—	—	—
Economic Factors	(14,639)	(7,333)	(21,972)	(13,210)	(7,529)	(20,739)	(1,360)	166	(1,194)	(69)	30	(39)
Production	(55,406)	—	(55,406)	(54,335)	—	(54,335)	(963)	—	(963)	(108)	—	(108)
At December 31, 2020	359,287	244,012	603,299	353,965	242,219	596,184	4,795	1,592	6,387	527	201	728

Canada	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2019	35,360	20,549	55,910	191,356	109,177	300,532
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	3,155	(183)	2,972	16,698	(121)	16,577
Technical Revisions	252	1,493	1,744	989	1,308	2,297
Acquisitions	483	605	1,088	2,159	2,143	4,302
Dispositions	(659)	(194)	(853)	(3,679)	(1,275)	(4,955)
Economic Factors	(1,096)	(539)	(1,635)	(7,902)	(2,211)	(10,113)
Production	(2,825)	—	(2,825)	(21,573)	—	(21,573)
At December 31, 2020	34,670	21,731	56,401	178,048	109,019	287,067

Vermilion Energy Inc. ■ Page 26  ■ 2020 Annual Information Form

CEE	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—

CEE	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2019	10,388	5,829	16,217	10,388	5,829	16,217	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	719	317	1,036	719	317	1,036	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	(116)	(65)	(181)	(116)	(65)	(181)	—	—	—	—	—	—
Production	(695)	—	(695)	(695)	—	(695)	—	—	—	—	—	—
At December 31, 2020	10,296	6,081	16,377	10,296	6,081	16,377	—	—	—	—	—	—

CEE	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2019	—	—	—	1,731	971	2,703
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—
Technical Revisions	—	—	—	120	53	173
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	(19)	(11)	(30)
Production	—	—	—	(116)	—	(116)
At December 31, 2020	—	—	—	1,716	1,014	2,730

Vermilion Energy Inc. ■ Page 27  ■ 2020 Annual Information Form

France	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	40,963	18,729	59,692	40,963	18,729	59,692	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	150	(150)	—	150	(150)	—	—	—	—	—	—	—
Technical Revisions	1,836	(1,900)	(64)	1,836	(1,900)	(64)	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	(6,301)	(4,822)	(11,123)	(6,301)	(4,822)	(11,123)	—	—	—	—	—	—
Production	(3,259)	—	(3,259)	(3,259)	—	(3,259)	—	—	—	—	—	—
At December 31, 2020	33,389	11,857	45,246	33,389	11,857	45,246	—	—	—	—	—	—

France	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2019	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—

France	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2019	—	—	—	40,963	18,729	59,692
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	150	(150)	—
Technical Revisions	—	—	—	1,836	(1,900)	(64)
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	(6,301)	(4,822)	(11,123)
Production	—	—	—	(3,259)	—	(3,259)
At December 31, 2020	—	—	—	33,389	11,857	45,246

Vermilion Energy Inc. ■ Page 28  ■ 2020 Annual Information Form

Germany	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	6,072	3,961	10,033	6,072	3,961	10,033	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	616	747	1,363	616	747	1,363	—	—	—	—	—	—
Technical Revisions	(63)	(20)	(83)	(63)	(20)	(83)	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	(624)	(431)	(1,055)	(624)	(431)	(1,055)	—	—	—	—	—	—
Production	(354)	—	(354)	(354)	—	(354)	—	—	—	—	—	—
At December 31, 2020	5,647	4,257	9,904	5,647	4,257	9,904	—	—	—	—	—	—

Germany	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2019	46,253	53,987	100,240	46,253	53,987	100,240	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	113	10,373	10,486	113	10,373	10,486	—	—	—	—	—	—
Technical Revisions	2,544	(11,298)	(8,754)	2,544	(11,298)	(8,754)	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	(1,996)	(2,065)	(4,061)	(1,996)	(2,065)	(4,061)	—	—	—	—	—	—
Production	(4,629)	—	(4,629)	(4,629)	—	(4,629)	—	—	—	—	—	—
At December 31, 2020	42,285	50,997	93,282	42,285	50,997	93,282	—	—	—	—	—	—

Germany	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2019	—	—	—	13,781	12,959	26,740
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	635	2,476	3,111
Technical Revisions	—	—	—	361	(1,903)	(1,542)
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	(957)	(775)	(1,732)
Production	—	—	—	(1,126)	—	(1,126)
At December 31, 2020	—	—	—	12,694	12,757	25,451

Vermilion Energy Inc. ■ Page 29  ■ 2020 Annual Information Form

Ireland	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—

Ireland	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2019	70,633	36,013	106,647	70,633	36,013	106,647	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	4,690	(2,615)	2,074	4,690	(2,615)	2,074	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	(13,703)	—	(13,703)	(13,703)	—	(13,703)	—	—	—	—	—	—
At December 31, 2020	61,620	33,398	95,018	61,620	33,398	95,018	—	—	—	—	—	—

Ireland	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2019	—	—	—	11,772	6,002	17,774
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—
Technical Revisions	—	—	—	782	(436)	346
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—
Production	—	—	—	(2,284)	—	(2,284)
At December 31, 2020	—	—	—	10,270	5,566	15,836

Vermilion Energy Inc. ■ Page 30  ■ 2020 Annual Information Form

Netherlands	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	—	—	—	—	—	—	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—	—	—	—	—
At December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—

Netherlands	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane			Shale Gas
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2019	65,581	58,475	124,056	65,581	58,475	124,056	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions	7,434	(10,503)	(3,069)	7,434	(10,503)	(3,069)	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	(231)	(231)	—	(231)	(231)	—	—	—	—	—	—
Production	(16,894)	—	(16,894)	(16,894)	—	(16,894)	—	—	—	—	—	—
At December 31, 2020	56,121	47,741	103,862	56,121	47,741	103,862	—	—	—	—	—	—

Netherlands	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2019	175	129	304	11,105	9,875	20,980
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	—	—	—
Technical Revisions	(25)	(19)	(44)	1,214	(1,769)	(556)
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	—	(39)	(39)
Production	(33)	—	(33)	(2,849)	—	(2,849)
At December 31, 2020	117	110	227	9,470	8,067	17,537

Vermilion Energy Inc. ■ Page 31  ■ 2020 Annual Information Form

United States	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	16,254	18,579	34,833	16,254	18,579	34,833	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	1,157	(494)	663	1,157	(494)	663	—	—	—	—	—	—
Technical Revisions	(794)	(251)	(1,045)	(794)	(251)	(1,045)	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	(60)	(27)	(87)	(60)	(27)	(87)	—	—	—	—	—	—
Production	(1,117)	—	(1,117)	(1,117)	—	(1,117)	—	—	—	—	—	—
At December 31, 2020	15,440	17,807	33,247	15,440	17,807	33,247	—	—	—	—	—	—

United States	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2019	51,608	35,828	87,436	51,608	35,828	87,436	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	2,986	(856)	2,130	2,986	(856)	2,130	—	—	—	—	—	—
Technical Revisions	4,948	1,125	6,073	4,948	1,125	6,073	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	(132)	(61)	(193)	(132)	(61)	(193)	—	—	—	—	—	—
Production	(2,733)	—	(2,733)	(2,733)	—	(2,733)	—	—	—	—	—	—
At December 31, 2020	56,677	36,036	92,713	56,677	36,036	92,713	—	—	—	—	—	—

United States	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2019	5,768	4,122	9,890	30,623	28,672	59,296
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	259	(113)	146	1,914	(750)	1,164
Technical Revisions	681	135	816	712	72	784
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	(14)	(7)	(21)	(96)	(45)	(141)
Production	(446)	—	(446)	(2,018)	—	(2,018)
At December 31, 2020	6,248	4,137	10,385	31,135	27,950	59,085

Vermilion Energy Inc. ■ Page 32  ■ 2020 Annual Information Form

Total Company	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	166,887	92,830	259,717	166,800	92,752	259,552	87	78	165	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	7,387	1,821	9,209	7,387	1,821	9,209	—	—	—	—	—	—
Technical Revisions	837	(2,773)	(1,936)	861	(2,769)	(1,908)	(24)	(5)	(28)	—	—	—
Acquisitions	927	374	1,301	927	374	1,301	—	—	—	—	—	—
Dispositions	(2,315)	(872)	(3,187)	(2,315)	(872)	(3,187)	—	—	—	—	—	—
Economic Factors	(11,351)	(5,730)	(17,081)	(11,351)	(5,730)	(17,081)	—	—	—	—	—	—
Production	(15,859)	—	(15,859)	(15,850)	—	(15,850)	(9)	—	(9)	—	—	—
At December 31, 2020	146,514	85,650	232,163	146,459	85,577	232,036	55	73	128	—	—	—

Total Company	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)	(mmcf)
At December 31, 2019	610,494	439,843	1,050,337	605,561	438,359	1,043,920	4,237	1,316	5,553	696	168	864
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	60,452	2,820	63,272	60,452	2,820	63,272	—	—	—	—	—	—
Technical Revisions	26,019	(20,368)	5,651	23,131	(20,481)	2,650	2,881	110	2,991	8	3	11
Acquisitions	4,495	6,981	11,476	4,495	6,981	11,476	—	—	—	—	—	—
Dispositions	(4,231)	(1,256)	(5,487)	(4,231)	(1,256)	(5,487)	—	—	—	—	—	—
Economic Factors	(16,883)	(9,755)	(26,638)	(15,454)	(9,951)	(25,405)	(1,360)	166	(1,194)	(69)	30	(39)
Production	(94,060)	—	(94,060)	(92,989)	—	(92,989)	(963)	—	(963)	(108)	—	(108)
At December 31, 2020	586,286	418,265	1,004,551	580,964	416,472	997,436	4,795	1,592	6,387	527	201	728

Total Company	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mboe)	(mboe)	(mboe)
At December 31, 2019	41,303	24,800	66,104	309,939	190,937	500,877
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	3,414	(296)	3,118	20,877	1,995	22,872
Technical Revisions	907	1,609	2,516	6,081	(4,559)	1,522
Acquisitions	483	605	1,088	2,159	2,143	4,302
Dispositions	(659)	(194)	(853)	(3,679)	(1,275)	(4,955)
Economic Factors	(1,110)	(546)	(1,656)	(15,275)	(7,902)	(23,177)
Production	(3,304)	—	(3,304)	(34,840)	—	(34,840)
At December 31, 2020	41,035	25,978	67,013	285,263	181,339	466,601

Vermilion Energy Inc. ■ Page 33  ■ 2020 Annual Information Form

North America	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	111,244	65,588	176,832	111,157	65,510	176,667	87	78	165	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	5,141	684	5,825	5,141	684	5,825	—	—	—	—	—	—
Technical Revisions	(1,004)	(870)	(1,874)	(980)	(865)	(1,846)	(24)	(5)	(28)	—	—	—
Acquisitions	927	374	1,301	927	374	1,301	—	—	—	—	—	—
Dispositions	(2,315)	(872)	(3,187)	(2,315)	(872)	(3,187)	—	—	—	—	—	—
Economic Factors	(4,426)	(477)	(4,903)	(4,426)	(477)	(4,903)	—	—	—	—	—	—
Production	(10,630)	—	(10,630)	(10,621)	—	(10,621)	(9)	—	(9)	—	—	—
At December 31, 2020	98,937	64,427	163,364	98,882	64,354	163,236	55	73	128	—	—	—

	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	417,638	285,539	703,177	412,705	284,055	696,760	4,237	1,316	5,553	696	168	864
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	60,339	(7,553)	52,786	60,339	(7,553)	52,786	—	—	—	—	—	—
Technical Revisions	10,633	3,731	14,364	7,744	3,618	11,362	2,881	110	2,991	8	3	11
Acquisitions	4,495	6,981	11,476	4,495	6,981	11,476	—	—	—	—	—	—
Dispositions	(4,231)	(1,256)	(5,487)	(4,231)	(1,256)	(5,487)	—	—	—	—	—	—
Economic Factors	(14,771)	(7,394)	(22,165)	(13,342)	(7,590)	(20,932)	(1,360)	166	(1,194)	(69)	30	(39)
Production	(58,139)	—	(58,139)	(57,068)	—	(57,068)	(963)	—	(963)	(108)	—	(108)
At December 31, 2020	415,964	280,048	696,012	410,642	278,255	688,897	4,795	1,592	6,387	527	201	728

	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	41,128	24,671	65,800	221,979	137,849	359,828
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	3,414	(296)	3,118	18,612	(871)	17,741
Technical Revisions	933	1,628	2,560	1,701	1,380	3,080
Acquisitions	483	605	1,088	2,159	2,143	4,302
Dispositions	(659)	(194)	(853)	(3,679)	(1,275)	(4,955)
Economic Factors	(1,110)	(546)	(1,656)	(7,998)	(2,256)	(10,254)
Production	(3,271)	—	(3,271)	(23,591)	—	(23,591)
At December 31, 2020	40,918	25,868	66,786	209,182	136,969	346,152

Vermilion Energy Inc. ■ Page 34  ■ 2020 Annual Information Form

International	Total Oil (4)			Light & Medium Crude Oil			Heavy Crude Oil			Tight Oil
	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	55,643	27,242	82,885	55,643	27,242	82,885	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	2,246	1,137	3,384	2,246	1,137	3,384	—	—	—	—	—	—
Technical Revisions	1,841	(1,904)	(62)	1,841	(1,904)	(62)	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	(6,925)	(5,253)	(12,178)	(6,925)	(5,253)	(12,178)	—	—	—	—	—	—
Production	(5,229)	—	(5,229)	(5,229)	—	(5,229)	—	—	—	—	—	—
At December 31, 2020	47,577	21,223	68,800	47,577	21,223	68,800	—	—	—	—	—	—

	Total Gas (4)			Conventional Natural Gas			Coal Bed Methane (5)			Shale Gas (5)
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	192,855	154,304	347,159	192,855	154,304	347,159	—	—	—	—	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	—	—
Extensions & Improved Recovery	113	10,373	10,486	113	10,373	10,486	—	—	—	—	—	—
Technical Revisions	15,386	(24,099)	(8,712)	15,386	(24,099)	(8,712)	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	(2,112)	(2,361)	(4,473)	(2,112)	(2,361)	(4,473)	—	—	—	—	—	—
Production	(35,921)	—	(35,921)	(35,921)	—	(35,921)	—	—	—	—	—	—
At December 31, 2020	170,322	138,217	308,539	170,322	138,217	308,539	—	—	—	—	—	—

	Natural Gas Liquids			BOE
Proved Probable P+P (1) (2)	Proved	Probable	P+P	Proved	Probable	P+P
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
At December 31, 2019	175	129	304	87,961	53,088	141,049
Discoveries	—	—	—	—	—	—
Extensions & Improved Recovery	—	—	—	2,265	2,866	5,131
Technical Revisions	(25)	(19)	(44)	4,381	(5,939)	(1,558)
Acquisitions	—	—	—	—	—	—
Dispositions	—	—	—	—	—	—
Economic Factors	—	—	—	(7,277)	(5,646)	(12,923)
Production	(33)	—	(33)	(11,249)	—	(11,249)
At December 31, 2020	117	110	227	76,081	44,369	120,450

Notes:

(1)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(3)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth in “Forecast Prices used in Estimates”. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

(4)	“Total Oil” is the sum of Light Crude Oil and Medium Crude Oil, Heavy Crude Oil and Tight Oil. For reporting purposes, and "Total Gas" is the sum of Conventional Natural Gas, Coal Bed Methane and Shale Gas.

Vermilion Energy Inc. ■ Page 35  ■ 2020 Annual Information Form

Undeveloped reserves

Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 90% probability of being recovered. Vermilion's current plan is to develop these reserves in the following three years. The pace of development of these reserves is influenced by many factors, including but not limited to, the outcomes of yearly drilling and reservoir evaluations, changes in commodity pricing, changes in capital allocations, changing technical conditions, regulatory changes and impact of future acquisitions and dispositions. As new information becomes available these reserves are reviewed and development plans are revised accordingly.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 50% probability of being recovered. Vermilion's current plan is to develop these reserves over the next five years. In general, development of these reserves requires additional evaluation data to increase the probability of success to a level that favourably ranks the project against other projects in Vermilion's inventory. This increases the timeline for the development of these reserves. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Timing of initial undeveloped reserves assignment

Undeveloped Reserves Attributed in Current Year

	Light Crude Oil & Medium Crude Oil		Conventional Natural Gas		Heavy Crude Oil		Coal Bed Methane		Natural Gas Liquids		Total Oil Equivalent
	First Attributed (1)	Booked (mbbl)	First Attributed (1)	Booked (mmcf)	First Attributed (1)	Booked (mmcf)	First Attributed (1)	Booked (mmcf)	First Attributed (1)	Booked (mbbl)	First Attributed (1)	Booked (mboe)
Proved
Prior to 2017	26,870	84,347	144,515	851,663			13,467	65,757	10,794	30,054	63,994	267,304
2017	2,221	16,816	36,709	99,458	—	—	—	2,023	3,988	9,133	12,327	42,863
2018	12,910	50,334	39,940	133,931	39	78	—	453	5,649	16,265	25,255	89,074
2019	7,220	55,017	28,369	145,253	—	77	—	259	3,080	15,811	15,029	95,157
2020	4,750	50,919	20,851	128,421	—	43	—	446	875	14,708	9,100	87,147
Probable
Prior to 2017	41,467	138,523	258,971	730,827	—	—	7,830	42,270	15,805	38,870	101,739	306,243
2017	4,336	28,646	38,537	197,647	—	—	—	1,055	2,802	11,455	13,561	73,218
2018	12,521	57,802	49,186	247,148	61	72	—	78	5,556	18,176	26,336	117,254
2019	5,470	54,566	54,866	273,081	—	74	—	513	3,900	17,165	18,515	117,403
2020	2,835	55,447	39,583	256,151	—	68	—	121	2,413	17,866	11,845	116,092

Note:

(1)	“First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Vermilion Energy Inc. ■ Page 36  ■ 2020 Annual Information Form

Future development costs

The table below sets out the future development costs deducted in the estimation of future net revenue attributable to total proved reserves and total proved plus probable reserves (using forecast prices and costs). The future development cost estimates disclosed below are associated with reserves as evaluated by GLJ. The future development cost estimates will differ from the costs ultimately incurred by Vermilion due to a number of factors, including costs incurred for properties that do not have associated reserves as evaluated by GLJ and economic factors that may alter development pace and project selection.

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from Vermilion’s existing credit facility or equity or debt financing. It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion’s reserves or future net revenue.

($M)	Total Proved Estimated Using Forecast Prices and Costs (1)	Total Proved Plus Probable Estimated Using Forecast Prices and Costs (1)
Australia
2021	7,809	7,809
2022	69,542	69,542
2023	6,094	6,094
2024	5,180	5,180
2025	4,227	4,227
Remainder	6,531	9,895
Australia total for all years undiscounted	99,383	102,747
Canada
2021	179,263	250,089
2022	248,403	354,015
2023	175,093	326,470
2024	102,020	215,904
2025	52,578	149,282
Remainder	149,259	201,198
Canada total for all years undiscounted	906,616	1,496,958
CEE
2021	7,987	7,987
2022	8,089	8,089
2023	—	—
2024	—	—
2025	—	—
Remainder	—	—
CEE total for all years undiscounted	16,075	16,075
France
2021	17,597	17,028
2022	47,297	69,496
2023	32,930	78,703
2024	19,177	38,999
2025	17,178	34,940
Remainder	23,618	51,954
France total for all years undiscounted	157,798	291,119
Germany
2021	12,432	12,432
2022	14,441	17,699
2023	8,981	15,697
2024	11,310	30,696
2025	195	29,096
Remainder	757	757
Germany for all years undiscounted	48,116	106,378

Vermilion Energy Inc. ■ Page 37  ■ 2020 Annual Information Form

($M)	Total Proved Estimated Using Forecast Prices and Costs (1)	Total Proved Plus Probable Estimated Using Forecast Prices and Costs (1)
Ireland
2021	—	—
2022	—	22,694
2023	—	—
2024	—	—
2025	20,234	20,234
Remainder	—	—
Ireland total for all years undiscounted	20,234	42,928
Netherlands
2021	585	11,875
2022	4,795	7,046
2023	1,511	14,607
2024	122	15,690
2025	—	13,981
Remainder	—	—
Netherlands total for all years undiscounted	7,013	63,200
United States
2021	42,194	42,194
2022	57,083	57,083
2023	52,431	95,693
2024	40,745	116,687
2025	8,183	109,640
Remainder	—	4,311
United States total for all years undiscounted	200,637	425,608
Total Company
2021	267,868	349,414
2022	449,651	605,665
2023	277,040	537,264
2024	178,554	423,156
2025	102,595	361,400
Remainder	180,166	268,116
Total for all years undiscounted	1,455,873	2,545,014
North America
2021	221,457	292,283
2022	305,487	411,099
2023	227,524	422,163
2024	142,765	332,590
2025	60,761	258,922
Remainder	149,259	205,509
North America total for all years undiscounted	1,107,253	1,922,567
International
2021	46,410	57,131
2022	144,164	194,567
2023	49,516	115,101
2024	35,789	90,565
2025	41,834	102,478
Remainder	30,907	62,606
International total for all years undiscounted	348,620	622,448

Note:

(1)	The pricing assumptions used in the GLJ Report with respect to net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are detailed in “Forecast Prices used in Estimates”.

Vermilion Energy Inc. ■ Page 38  ■ 2020 Annual Information Form

Crude oil and natural gas properties and wells

The following table sets forth the number of wells (based on wellbores) in which Vermilion held a working interest as at December 31, 2020:

	Crude Oil				Natural Gas
	Producing		Non-Producing (4)		Producing		Non-Producing (4)
	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)	Gross Wells (2)	Net Wells (3)
Canada
Alberta	510	491	950	727	814	595	1,044	630
Saskatchewan	3,011	2,543	7,345	5,908	18	18	197	178
Total Canada	3,521	3,034	8,295	6,635	832	613	1,241	808
Australia (1)	19	19	1	1	—	—	1	1
Croatia	—	—	—	—	—	—	2	2
France	332	325	105	103	—	—	3	3
Germany	73	61	100	78	21	8	5	2
Hungary	—	—	—	—	2	1	—	—
Ireland (1)	—	—	—	—	6	1	—	—
Netherlands	—	—	—	—	104	51	105	45
United States (Wyoming)	141	137	60	54	—	—	—	—
Total Vermilion	4,086	3,576	8,561	6,871	965	674	1,357	861
North America	3,662	3,171	8,355	6,689	832	613	1,241	808
International	424	405	206	182	133	61	116	53

Notes:

(1)	Wells for Australia and Ireland are located offshore.

(2)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.

(3)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.

(4)	Non-producing wells include wells which are capable of producing, but which are currently not producing, and are re-evaluated with respect to future commodity prices, proximity to facility infrastructure, design of future exploration and development programs, and access to capital.

Vermilion Energy Inc. ■ Page 39  ■ 2020 Annual Information Form

Costs incurred

The following table summarizes the capital expenditures made by Vermilion on oil and gas properties for the year ended December 31, 2020:

($M)	Acquisition Costs for Proved Properties	Acquisition Costs for Unproved Properties	Exploration Costs	Development Costs	Total Costs
Australia	—	—	—	24,520	24,520
Canada	13,111	—	—	199,141	212,252
Croatia	—	—	4,554	—	4,554
France	—	—	183	42,145	42,328
Germany	1,420	—	2,814	13,005	17,239
Hungary	3,636	—	7,094	(4,604)	6,126
Ireland	—	—	—	1,823	1,823
Netherlands	—	—	(226)	10,331	10,105
Slovakia	—	—	302	—	302
United States	7,643	—	—	66,120	73,763
Total	25,810	—	14,721	352,481	393,012
North America	20,754	—	—	265,261	286,015
International	5,056	—	14,721	87,220	106,997

Acreage

The following table summarizes the acreage for the year ended December 31, 2020:

	Developed (1)		Undeveloped		Total
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)(4)	Net (3)(4)
Australia	20,164	20,164	39,389	39,389	59,553	59,553
Canada	794,203	642,345	433,827	376,654	1,228,030	1,018,999
Croatia	5,624	5,624	2,373,698	2,159,326	2,379,322	2,164,950
France	258,125	248,873	244,354	222,126	502,479	470,999
Germany	94,704	36,892	2,225,665	969,520	2,320,369	1,006,412
Hungary	1,220	1,220	950,013	950,013	951,233	951,233
Ireland	7,200	1,440	—	—	7,200	1,440
Netherlands	193,214	80,176	1,734,038	849,994	1,927,252	930,170
Slovakia	—	—	489,829	244,915	489,829	244,915
United States	57,926	52,298	96,583	85,722	154,509	138,020
Total	1,432,380	1,089,031	8,587,396	5,897,658	10,019,776	6,986,689
North America	852,129	694,643	530,410	462,376	1,382,539	1,157,019
International	580,251	394,389	8,056,986	5,435,283	8,637,237	5,829,672

Notes:

(1)	“Developed” means the acreage assigned to productive wells based on applicable regulations.

(2)	“Gross” means the total acreage in which Vermilion has a working interest, directly or indirectly.

(3)	“Net” means the total acreage in which Vermilion has a working interest, directly or indirectly, multiplied by the percentage working interest of Vermilion.

(4)	When determining gross and net acreage for two or more leases covering the same lands but different rights, the acreage is reported for each lease. Where there are multiple discontinuous rights in a single lease, the acreage is reported only once.

Vermilion Energy Inc. ■ Page 40  ■ 2020 Annual Information Form

Exploration and development activities

 The following table sets forth the number of development and exploration wells which Vermilion completed during its 2020 financial year:

	Exploration Wells		Development Wells
	Gross (1)	Net (2)	Gross (1)	Net (2)
Australia
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Australia	—	—	—	—
Canada
Oil	—	—	64.0	52.5
Gas	—	—	21.0	20.6
Dry Holes	—	—	1.0	1.0
Total Canada	—	—	86.0	74.1
Croatia
Oil	—	—	—	—
Gas	—	—	—	—
Dry holes	1.0	0.5	—	—
Total Croatia	1.0	0.5	—	—
France
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total France	—	—	—	—
Germany
Oil	—	—	—	—
Gas	—	—	—	—
Service	—	—	1.0	1.0
Dry Holes	—	—	—	—
Total Germany	—	—	1.0	1.0
Hungary
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Hungary	—	—	—	—
Ireland
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Ireland	—	—	—	—
Netherlands
Oil	—	—	—	—
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total Netherlands	—	—	—	—
United States
Oil	—	—	9.0	9.0
Gas	—	—	—	—
Dry Holes	—	—	—	—
Total United States	—	—	9.0	9.0

Vermilion Energy Inc. ■ Page 41  ■ 2020 Annual Information Form

Total Company
Oil	—	—	73.0	61.5
Gas	—	—	21.0	20.6
Dry Holes	1.0	0.5	1.0	1.0
Total Company	1.0	0.5	96.0	84.1
North America
Oil	—	—	73.0	61.5
Gas	—	—	21.0	20.6
Dry Holes	—	—	1.0	1.0
Total North America	—	—	95.0	83.1
International
Oil	—	—	—	—
Gas	—	—	—	—
Service	—	—	1.0	1.0
Dry Holes	1.0	0.5	—	—
Total International	1.0	0.5	1.0	1.0

Notes:

(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.

(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Properties with no attributed reserves

The following table sets out Vermilion's properties with no attributed reserves as at December 31, 2020:

Country	Gross Acres (1)	Net Acres (2)
Australia	39,389	39,389
Canada	46,622	40,860
Croatia	2,377,390	2,163,193
France	90,683	82,521
Germany	2,214,408	965,949
Hungary	949,233	949,620
Ireland	—	—
Netherlands	1,585,812	777,211
Slovakia	489,830	244,915
United States	62,033	55,476
Total	7,855,400	5,319,134
North America	108,655	96,336
International	7,746,745	5,222,798

Notes:

(1)	"Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.

(2)	"Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion expects its rights to explore, develop, and exploit approximately 121,927 (117,154 net) acres in Canada, 953,082 (738,711 net) acres in Croatia, 65,975 (65,975 net) acres in France, and 25,559 (20,059 net) acres in the United States to expire within one year, unless the Company initiates the capital activity necessary to retain the rights. Work commitments on these lands are categorized as seismic acquisition, geophysical studies, or well commitments. No such rights are expected to expire within one year for Australia, Germany, Hungary, Ireland, the Netherlands, and Slovakia. Vermilion currently has no material work commitments in Australia, Canada, Ireland, the Netherlands and the United States. Vermilion's work commitments with respect to its European lands held are estimated to be $27.3 million in the next year.

Vermilion’s properties with no attributed reserves do not have any significant abandonment and reclamation costs. All properties with no attributed reserves do not have high expected development or operating costs or contractual sales obligations to produce and sell at substantially lower prices than could be realized.

Vermilion Energy Inc. ■ Page 42  ■ 2020 Annual Information Form

Production estimates

The following table sets forth the volume of production estimated for the year ended December 31, 2021 as reflected in the estimates of gross proved reserves and gross proved plus probable reserves in the GLJ Report:

	Light Crude Oil & Medium Crude Oil	Heavy Crude Oil	Tight Oil	Conventional Natural Gas	Shale Natural Gas	Coal Bed Methane	Natural Gas Liquids	BOE
	(bbl/d)	(bbl/d)	(bbl/d)	(mcf/d)	(mcf/d)	(mcf/d)	(bbl/d)	(boe/d)
Australia
Proved	4,243	—	—	—	—	—	—	4,243
Probable	484	—	—	—	—	—	—	484
Proved Plus Probable	4,728	—	—	—	—	—	—	4,728
Canada
Proved	21,085	47	—	127,298	335	2,345	12,063	54,857
Probable	2,586	30	—	16,401	17	24	1,375	6,731
Proved Plus Probable	23,671	76	—	143,699	352	2,368	13,438	61,588
CEE
Proved	—	—	—	708	—	—	—	118
Probable	—	—	—	48	—	—	—	8
Proved Plus Probable	—	—	—	756	—	—	—	126
France
Proved	8,995	—	—	—	—	—	—	8,995
Probable	148	—	—	—	—	—	—	148
Proved Plus Probable	9,143	—	—	—	—	—	—	9,143
Germany
Proved	1,110	—	—	14,075	—	—	—	3,456
Probable	27	—	—	606	—	—	—	128
Proved Plus Probable	1,137	—	—	14,681	—	—	—	3,584
Ireland
Proved	—	—	—	33,402	—	—	—	5,567
Probable	—	—	—	280	—	—	—	47
Proved Plus Probable	—	—	—	33,682	—	—	—	5,614
Netherlands
Proved	—	—	—	37,660	—	—	81	6,358
Probable	—	—	—	3,170	—	—	7	536
Proved Plus Probable	—	—	—	40,829	—	—	88	6,893
United States
Proved	3,527	—	—	10,189	—	—	1,102	6,327
Probable	363	—	—	577	—	—	69	528
Proved Plus Probable	3,890	—	—	10,766	—	—	1,171	6,855
Corporate
Total Proved	38,961	47	—	223,331	335	2,345	13,245	89,921
Probable	3,607	30	—	21,082	17	24	1,451	8,609
Total Proved Plus Probable	42,568	76	—	244,413	352	2,368	14,697	98,530
North America
Total Proved	24,612	47	—	137,487	335	2,345	13,165	61,184
Probable	2,948	30	—	16,978	17	24	1,444	7,258
Total Proved Plus Probable	27,560	76	—	154,465	352	2,368	14,609	68,443
International
Total Proved	14,349	—	—	85,844	—	—	81	28,737
Probable	659	—	—	4,104	—	—	7	1,351
Total Proved Plus Probable	15,008	—	—	89,949	—	—	88	30,088

Vermilion Energy Inc. ■ Page 43  ■ 2020 Annual Information Form

Production history

The following table sets forth certain information in respect of production, product prices received, royalties paid, production costs, and netbacks received by Vermilion for each quarter of its most recently completed financial year:

	Three Months Ended March 31, 2020	Three Months Ended June 31, 2020	Three Months Ended September 31, 2020	Three Months Ended December 31, 2020
Australia
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	4,041	5,299	4,549	3,781
Conventional Natural Gas (mmcf/d)	—	—	—	—
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	96.66	61.91	68.63	75.99
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	32.30	22.93	27.22	36.39
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	64.36	38.98	41.41	39.60
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Canada
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	22,767	22,545	19,847	19,301
Conventional Natural Gas (mmcf/d)	151.16	164.08	155.15	135.27
Natural Gas Liquids (bbl/d)	11,577	13,296	13,551	11,995
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	49.16	28.52	49.64	50.98
Conventional Natural Gas ($/mcf)	1.90	1.63	2.03	2.82
Natural Gas Liquids ($/bbl)	26.00	14.29	27.11	31.86
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	6.21	2.66	6.79	5.83
Conventional Natural Gas ($/mcf)	0.05	0.01	0.07	0.06
Natural Gas Liquids ($/bbl)	2.98	1.02	2.26	3.75
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	1.75	1.52	1.43	1.60
Conventional Natural Gas ($/mcf)	0.21	0.17	0.18	0.20
Natural Gas Liquids ($/bbl)	0.89	0.89	0.98	1.00
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	9.67	7.38	5.34	7.97
Conventional Natural Gas ($/mcf)	1.35	1.28	1.04	1.41
Natural Gas Liquids ($/bbl)	4.91	4.35	3.65	4.95
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	31.53	16.97	36.07	35.58
Conventional Natural Gas ($/mcf)	0.29	0.17	0.74	1.15
Natural Gas Liquids ($/bbl)	17.22	8.02	20.23	22.15

Vermilion Energy Inc. ■ Page 44  ■ 2020 Annual Information Form

	Three Months Ended March 31, 2020	Three Months Ended June 31, 2020	Three Months Ended September 31, 2020	Three Months Ended December 31, 2020
France
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	9,957	7,046	9,347	9,255
Conventional Natural Gas (mmcf/d)	—	—	—	—
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	61.08	43.94	53.55	58.11
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	9.72	8.87	9.73	10.28
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	4.01	5.17	4.23	4.66
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	17.10	18.86	16.38	17.73
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	30.25	11.04	23.21	25.44
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Germany
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	909	1,039	964	960
Conventional Natural Gas (mmcf/d)	14.64	13.23	11.25	11.50
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	59.72	34.32	52.65	51.53
Conventional Natural Gas ($/mcf)	4.29	2.40	2.41	5.64
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	2.80	2.47	2.35	1.17
Conventional Natural Gas ($/mcf)	0.54	0.44	0.26	(1.23)
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	11.93	8.60	14.26	13.10
Conventional Natural Gas ($/mcf)	0.28	0.49	0.38	0.32
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	22.84	20.51	20.71	20.53
Conventional Natural Gas ($/mcf)	2.32	3.09	2.59	3.56
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	22.15	2.74	15.33	16.73
Conventional Natural Gas ($/mcf)	1.15	(1.62)	(0.82)	2.99
Natural Gas Liquids ($/bbl)	—	—	—	—

Vermilion Energy Inc. ■ Page 45  ■ 2020 Annual Information Form

	Three Months Ended March 31, 2020	Three Months Ended June 31, 2020	Three Months Ended September 31, 2020	Three Months Ended December 31, 2020
Hungary
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	1	1	—
Conventional Natural Gas (mmcf/d)	3.27	2.89	0.80	0.67
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	42.02	—	—
Conventional Natural Gas ($/mcf)	3.62	1.79	1.35	4.54
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	0.30	0.62	1.52	1.62
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	42.02	—	—
Conventional Natural Gas ($/mcf)	3.32	1.17	(0.17)	2.92
Natural Gas Liquids ($/bbl)	—	—	—	—
Ireland
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	—	—
Conventional Natural Gas (mmcf/d)	41.38	38.57	35.12	34.76
Natural Gas Liquids (bbl/d)	—	—	—	—
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	4.66	2.08	3.24	7.23
Natural Gas Liquids ($/bbl)	—	—	—	—
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	0.30	0.34	0.37	0.28
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	1.12	1.10	1.22	1.01
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	3.24	0.64	1.65	5.94
Natural Gas Liquids ($/bbl)	—	—	—	—

Vermilion Energy Inc. ■ Page 46  ■ 2020 Annual Information Form

	Three Months Ended March 31, 2020	Three Months Ended June 31, 2020	Three Months Ended September 31, 2020	Three Months Ended December 31, 2020
Netherlands
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	—	—	—	—
Conventional Natural Gas (mmcf/d)	48.33	47.31	46.09	42.95
Natural Gas Liquids (bbl/d)	87	87	83	100
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	4.34	2.45	2.81	5.70
Natural Gas Liquids ($/bbl)	64.32	14.32	55.26	49.63
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	0.03	0.01	0.02	0.04
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	2.03	1.75	1.93	1.97
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	—	—	—	—
Conventional Natural Gas ($/mcf)	2.28	0.69	0.86	3.69
Natural Gas Liquids ($/bbl)	64.32	14.32	55.26	49.63
United States
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	2,481	3,971	3,243	2,495
Conventional Natural Gas (mmcf/d)	6.72	8.35	7.94	6.87
Natural Gas Liquids (bbl/d)	1,085	1,346	1,164	1,295
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	53.94	40.24	55.42	51.36
Conventional Natural Gas ($/mcf)	2.49	0.98	1.81	1.97
Natural Gas Liquids ($/bbl)	21.58	4.83	16.77	17.21
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	13.63	9.69	14.27	15.35
Conventional Natural Gas ($/mcf)	0.67	0.25	0.53	0.59
Natural Gas Liquids ($/bbl)	5.38	1.20	4.81	4.50
Transportation
Light Crude Oil and Medium Crude Oil ($/bbl)	—	0.72	0.93	0.70
Conventional Natural Gas ($/mcf)	—	—	—	—
Natural Gas Liquids ($/bbl)	—	0.25	0.33	0.36
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	9.16	4.76	6.25	6.62
Conventional Natural Gas ($/mcf)	2.09	0.90	1.25	1.48
Natural Gas Liquids ($/bbl)	4.01	1.62	2.24	3.43
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	31.15	25.06	33.97	28.70
Conventional Natural Gas ($/mcf)	(0.27)	(0.17)	0.03	(0.10)
Natural Gas Liquids ($/bbl)	12.19	1.77	9.38	8.91

Vermilion Energy Inc. ■ Page 47  ■ 2020 Annual Information Form

	Three Months Ended March 31, 2020	Three Months Ended June 31, 2020	Three Months Ended September 31, 2020	Three Months Ended December 31, 2020
Total Company
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	40,157	39,899	37,951	35,793
Conventional Natural Gas (mmcf/d)	265.50	274.42	256.34	232.00
Natural Gas Liquids (bbl/d)	12,746	14,730	14,798	13,389
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	62.18	35.48	54.62	57.82
Conventional Natural Gas ($/mcf)	2.94	1.85	2.34	4.13
Natural Gas Liquids ($/bbl)	25.90	13.41	26.46	30.57
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	12.17	6.79	14.10	13.18
Conventional Natural Gas ($/mcf)	0.09	0.04	0.08	—
Natural Gas Liquids ($/bbl)	3.49	1.14	2.67	4.24
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	1.96	1.80	1.88	2.09
Conventional Natural Gas ($/mcf)	0.18	0.17	0.17	0.18
Natural Gas Liquids ($/bbl)	0.62	0.67	0.73	0.78
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	12.88	9.66	8.73	11.49
Conventional Natural Gas ($/mcf)	1.50	1.40	1.30	1.56
Natural Gas Liquids ($/bbl)	4.09	3.56	3.41	4.30
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	35.17	17.23	29.91	31.06
Conventional Natural Gas ($/mcf)	1.17	0.24	0.79	2.39
Natural Gas Liquids ($/bbl)	17.70	8.04	19.65	21.25
North America
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	25,247	26,515	23,091	21,796
Conventional Natural Gas (mmcf/d)	157.88	172.43	163.09	142.13
Natural Gas Liquids (bbl/d)	12,662	14,642	14,715	13,290
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	49.63	30.28	50.45	51.03
Conventional Natural Gas ($/mcf)	1.92	1.60	2.02	2.77
Natural Gas Liquids ($/bbl)	25.62	13.42	26.59	30.77
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	6.94	3.71	7.84	6.92
Conventional Natural Gas ($/mcf)	0.08	0.02	0.10	0.09
Natural Gas Liquids ($/bbl)	3.19	1.04	2.49	3.87
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	2.57	2.55	2.85	2.72
Conventional Natural Gas ($/mcf)	0.20	0.17	0.17	0.19
Natural Gas Liquids ($/bbl)	2.03	1.64	1.39	1.99
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	9.62	6.99	5.47	7.81
Conventional Natural Gas ($/mcf)	1.38	1.26	1.05	1.41
Natural Gas Liquids ($/bbl)	4.84	4.10	3.54	4.80
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	30.50	17.03	34.29	33.58
Conventional Natural Gas ($/mcf)	0.26	0.15	0.70	1.08
Natural Gas Liquids ($/bbl)	15.57	6.64	19.17	20.10

Vermilion Energy Inc. ■ Page 48  ■ 2020 Annual Information Form

	Three Months Ended March 31, 2020	Three Months Ended June 31, 2020	Three Months Ended September 31, 2020	Three Months Ended December 31, 2020
International
Average Daily Production
Light Crude Oil and Medium Crude Oil (bbl/d)	14,909	13,384	14,860	13,997
Conventional Natural Gas (mmcf/d)	107.63	101.99	93.25	89.86
Natural Gas Liquids (bbl/d)	84	88	83	99
Average Net Prices Received
Light Crude Oil and Medium Crude Oil ($/bbl)	83.43	45.79	61.09	68.39
Conventional Natural Gas ($/mcf)	4.44	2.28	2.92	6.27
Natural Gas Liquids ($/bbl)	67.60	12.40	55.79	50.22
Royalties
Light Crude Oil and Medium Crude Oil ($/bbl)	6.83	4.08	6.64	7.39
Conventional Natural Gas ($/mcf)	0.12	0.08	0.05	(0.13)
Natural Gas Liquids ($/bbl)	—	—	—	—
Transportation Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	4.02	3.67	4.22	4.88
Conventional Natural Gas ($/mcf)	0.15	0.19	0.19	0.15
Natural Gas Liquids ($/bbl)	—	—	—	—
Production Costs
Light Crude Oil and Medium Crude Oil ($/bbl)	21.57	20.60	19.98	22.96
Conventional Natural Gas ($/mcf)	1.67	1.65	1.74	1.80
Natural Gas Liquids ($/bbl)	—	—	—	—
Netback Received
Light Crude Oil and Medium Crude Oil ($/bbl)	51.02	17.44	30.25	33.16
Conventional Natural Gas ($/mcf)	2.50	0.36	0.94	4.46
Natural Gas Liquids ($/bbl)	67.60	12.40	55.79	50.22

Marketing

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates, and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may also enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use.

Vermilion’s outstanding risk management positions as at December 31, 2020 are summarized in Supplemental Table 2: Hedges, included in the Company’s 2020 Management’s Discussion and Analysis, dated March 5, 2021, available on SEDAR at www.sedar.com, under Vermilion’s SEDAR profile.

Vermilion Energy Inc. ■ Page 49  ■ 2020 Annual Information Form

Directors and Officers

As at January 29, 2021, the directors and officers of Vermilion beneficially owned, or controlled or directed, directly or indirectly, 3,771,701 common shares representing approximately 2.4% of the issued and outstanding common shares.

Set forth below is certain information respecting the current directors and officers of Vermilion. References to Vermilion in the following tables for dates prior to the Conversion Arrangement refer to VRL and to the Company following the date of the Conversion Arrangement.

Board of Directors

Vermilion’s Board of Directors currently consists of nine directors. The directors are nominated by the Company and elected annually by Shareholders and hold office until the next annual meeting of Shareholders, or until their successors are elected or appointed.

Name and Municipality of Residence	Committee(s)	Office Held	Year First Elected or Appointed as Director	Principal Occupation During the Past Five Years
Lorenzo Donadeo Calgary, Alberta Canada	(1)	Executive Chairman	1994	Since May 2021, Executive Chairman of Vermilion

March 2016 – May 2021, Chairman of the Board of Vermilion

2003 – March  2016, Chief Executive Officer of Vermilion

Since January 2015, Managing Director of a group of private wealth management companies
Larry J. Macdonald Okotoks, Alberta Canada	(2) (4) (6) (8)	Lead Director	2002	Since March 2016, Lead Director of Vermilion

2012 to March 2016, Chairman of the Board of Vermilion

2012 to 2016, Chairman Northpoint Resources, a private oil and gas company

Since June 2018, Chairman of the Board of United Way Canada Gives Across Borders, a non-profit organization

2003 to 2019, Chairman & Chief Executive Officer and Director of Point Energy Ltd., a private oil and gas company
Carin S. Knickel Golden, Colorado USA	(5) (8) (12)	Director	2018	Since 2015, Director of Hudbay Minerals, Inc., a public mining company

Since 2015, Director of Whiting Petroleum Corporation, a public oil and gas company

Since 2014, Director of National MS Society (Colorado/Wyoming Chapter), a non-profit organization

2012 to 2015, Director of Rosetta Resources Inc., a private oil and gas company
Stephen Larke Calgary, Alberta Canada	(4) (6) (12)	Director	2017	Since 2020, Director of Headwater Exploration Inc., a public oil and gas company

Since 2019, Director of Topaz Energy Corp., a private energy company

2016 to 2018, Operating Partner and Advisory Board Member, Azimuth Capital Management, a private equity fund

2005 to 2015, Managing Director and Principal, Institutional Sales, and Executive Committee Member, Peters & Co., a private investment dealer
Loren M. Leiker McKinney, Texas USA	(10)	Director	2012	Since 2014, Director of Navitas Midstream Partners LLC

Since 2012, Director of SM Energy, a public energy company

2012 to 2015, Director of Midstates Petroleum, a public exploration and production company

Vermilion Energy Inc. ■ Page 50  ■ 2020 Annual Information Form

Timothy R. Marchant Calgary, Alberta Canada	(7) (10) (11)	Director	2010	Since 2015, Non-Executive Director, Valeura Energy Inc., a public oil and gas company

Since 2020, Non-Executive Director of TransGlobe Energy Corporation, a public oil and gas company

2013 to 2020, Non-Executive Director of Cub Energy Inc., a public oil and gas company

Since 2009, Adjunct Professor of Strategy and Energy Geopolitics, Haskayne School of Business
Robert Michaleski Calgary, Alberta Canada	(3) (6)	Director	2016	2000 to 2020, Director of Pembina Pipeline Corporation

2013 to 2018, Director of United Way of Calgary and Area, a non-profit organization

Since 2012, Director of Essential Energy Services Ltd., a public oilfield services company

Since 2003, Director of Coril Holdings Ltd., a private investment company
William Roby Katy, Texas USA	(8) (9) (12)	Director	2017	Since 2015, Chief Executive Officer, Shepherd Energy, LLC., a private energy efficiency services company Since 2020, Director of California Resources Corp, a public oil and gas company
Catherine L. Williams Calgary, Alberta Canada	(4) (6)	Director	2015	2007 to 2020, Director of Enbridge Inc., a public energy transportation company

Since 2007, Owner and Managing Director, Options Canada Ltd., a private investment company

2016 to 2017, Director of Enbridge Income Fund, an energy infrastructure asset investment vehicle

2015 to 2017, Director of Enbridge Pipelines Inc. and Enbridge Income Partners GP Inc., subsidiaries of Enbridge Inc., a public energy transportation company

2015 to 2017, Trustee of Enbridge Commercial Trust, a subsidiary of Enbridge Inc., a public energy transportation company

Committees:

(1)	Executive Chairman
(2)	Lead Director
(3)	Audit Committee Chair (Independent)
(4)	Audit Committee Member
(5)	Governance and Human Resources Committee Chair (Independent)
(6)	Governance and Human Resources Committee Member
(7)	Health, Safety and Environment Committee Chair (Independent)
(8)	Health, Safety and Environment Committee Member
(9)	Independent Reserves Committee Chair (Independent)
(10)	Independent Reserves Committee Member
(11)	Sustainability Committee Chair (Independent)
(12)	Sustainability Committee Member

Vermilion Energy Inc. ■ Page 51  ■ 2020 Annual Information Form

Officers

Name and Municipality of Residence	Office Held	Principal Occupation During the Past Five Years
Curtis Hicks Calgary, Alberta Canada	President	Since May 2020, President of Vermilion 2004 to April 2018, Executive Vice President and Chief Financial Officer of Vermilion
Lars Glemser Calgary, Alberta Canada	Vice President & Chief Financial Officer

Since April 2018, Vice President and Chief Financial Officer of Vermilion

January 2018 to April 2018, Director, Finance of Vermilion

June 2015 to January 2018, Finance Professional of Vermilion

January 2013 to June 2015, Treasurer Lightstream Resources Ltd, a public oil and gas company

Anthony (Dion) Hatcher Calgary, Alberta Canada	Vice President North America	Since November 2020, Vice President North America of Vermilion

March 2016 to November 2020, Vice President Canada Business Unit of Vermilion

May 1, 2014 to March 1, 2016, Director Alberta Foothills – Canada Business Unit of Vermilion

February 2013 to May 2014, Cardium / LRG Development Manager of Vermilion
Darcy Kerwin Calgary, Alberta Canada	Vice President International & HSE	Since November 2020, Vice President, International & HSE of Vermilion

September 2020 to November 2020, Vice President, Strategic Planning of Vermilion

February 2018 to September 2020, Managing Director, Ireland Business Unit of Vermilion

March 2014 to February 2018, Managing Director, France Business Unit of Vermilion
Terry Hergott Calgary, Alberta Canada	Vice President Marketing	Since April 2012, Vice President, Marketing of Vermilion
Kyle Preston Calgary, Alberta Canada	Vice President Investor Relations	Since July 2019, Vice President, Investor Relations of Vermilion

May 2016 to July 2019, Director, Investor Relations of Vermilion

October 2011 to May 2016, Director, Oil & Gas Research, National Bank of Canada
Gerard Schut Den Haag The Netherlands	Vice President European Operations	Since July 2012, Vice President, European Operations of Vermilion
Jenson Tan Calgary, Alberta Canada	Vice President Business Development	Since October 2017, Vice President, Business Development of Vermilion July 2016 to October 2017, Director, Business Development of Vermilion July 2013 to July 2016, Director, New Ventures of Vermilion
Robert J. Engbloom, Q.C. Calgary, Alberta Canada	Corporate Secretary	Since January 2015, senior partner with Norton Rose Fulbright Canada LLP, a law firm

Vermilion Energy Inc. ■ Page 52  ■ 2020 Annual Information Form

Description of Capital Structure

Credit ratings

Credit ratings affect the Company's ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of the Company to engage in certain collateralized business activities on a cost effective basis depends on the Company's credit ratings. A reduction in the credit rating of the Company or the Company's debt or a negative change in the Company's ratings outlook could adversely affect the Company's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company's ability to enter into ordinary course hedging arrangements or contracts with customers and suppliers.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the Senior Unsecured Notes and the Company are not recommendations to purchase, hold or sell such securities and are not a comment upon the market price of the Company's securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing or liquidity of the Senior Unsecured Notes or the common shares in any secondary markets. Vermilion does not undertake any obligation to maintain the ratings or to advise holders of the Senior Unsecured Notes or the common shares of any change in ratings. Each agency's rating should be evaluated independently of any other agency's rating.

As at March 5, 2021, Vermilion had the following credit ratings from Standard & Poors Ratings Services ("S&P"), Moody's Investors Service ("Moody's”), and Fitch Ratings (“Fitch”):

Rating Agency	Company Rating	Outlook	Senior Unsecured Notes
S&P (1)	B (1)	Stable	B+ (4)
Moody's (2)	Ba3 (2)	Negative	B2 (5)
Fitch (3)	BB- (3)	Negative	BB- (6)

Notes:

(1)	S&P rates long-term corporate credit ratings by rating categories ranging from a high of "AAA" to a low of "D". Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An obligor rated “B” is within the sixth highest of the ten categories, and is characterized by S&P as more vulnerable in the near term than obligors rated "BB", but has the capacity to meet its financial commitments on the obligation. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments.

(2)	Moody's corporate family ratings are on a rating scale that ranges from Aaa to C, which represents the highest to lowest opinions of creditworthiness. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa, 3 indicating a ranking in the lower end of the generic rating category. A rating of Ba3 by Moody’s is within the fifth highest of nine categories. An obliger rated Ba3 is considered non-investment grade speculative and is subject to substantial credit risk.

(3)	Fitch’s corporate credit rating categories range from “investment grade“ for those with ratings of “AAA” to “BBB”, and “speculative grade” for those with “BB” to “D” ratings. Modifiers may be used by Fitch within these rating categories, either (+) or (-), appended to a rating to indicate relative status within the major rating categories. Rating outlooks may be provided to direct where a rating may potentially move within the next year or two, and fall under four outlooks: “positive”, “stable”, “negative”, or “evolving”. A “BB-” rating for an obliger denotes an increased vulnerability to default risk, especially if experiencing adverse changes in economic or business conditions over time; conversely, there remains a financial or business flexibility that sustains the servicing of financial obligations.

(4)	S&P rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. An obligation rated "B+" is characterized as less vulnerable to nonpayment than other speculative issues. However, an obligation rated "B+" faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. The "B" category is the sixth highest of the ten available categories.

(5)	Moody’s long-term obligations ratings are on a rating scale that ranges from Aaa to C, which represents the highest to lowest opinions of creditworthiness. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa, with 2 indicating a mid-range ranking within the generic rating category. A rating of B2 by Moody’s is within the sixth highest of nine categories. Obligations rated B2 are considered non-investment grade speculative and are subject to substantial credit risk.

(6)	Fitch’s long-term debt instrument ratings are categorized from “investment grade“ for those with ratings of “AAA” to “BBB”, and “speculative grade” for those with “BB” to “D” ratings. Modifiers may be used by Fitch within these rating categories, either (+) or (-), appended to a rating to indicate relative status within the major rating categories. A “BB-” rating for an obliger denotes an increased vulnerability to default risk, especially if experiencing adverse changes in economic or business conditions over time; conversely, there remains a financial or business flexibility that sustains the servicing of financial obligations.

Vermilion Energy Inc. ■ Page 53  ■ 2020 Annual Information Form

Common shares

The Company is authorized to issue an unlimited number of common shares. Each common share entitles the holder to receive notice of and to attend all meetings of Shareholders and to one vote at any such meeting. The holders of common shares are, at the discretion of the board and subject to applicable legal restrictions, entitled to receive any dividends declared by the board on the common shares. The holders of common shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among the Shareholders for the purpose of winding-up the Company’s affairs.

Awards pursuant to which a holder may receive Common Shares have been issued under certain Vermilion compensation arrangements. See Vermilion's annual financial statements as at and for the year ended December 31, 2020 (a copy of which is available on SEDAR at www.sedar.com under Vermilion’s SEDAR profile) for further details regarding the amount and value of such awards.

Dividend history

The Company paid a monthly dividend from January 2003 through March 2020. The dividend was suspended in April 2020 in response to the deterioration in near-term commodity prices and worsening outlook for global oil demand as a result of the COVID-19 pandemic and OPEC+ oil price war. Vermilion has a long history of paying dividends and we remain strong proponents of returning capital to Shareholders. Nonetheless, financial strength and flexibility remains our overriding goal, and the suspension of our dividend enhances our work toward that objective. Vermilion fully intends to resume a capital markets model that includes returning cash to our Shareholders when it is economically warranted to do so.

Solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends must be satisfied prior to the declaration of a dividend. In addition, decisions with respect to the declaration of dividends on the common shares are made by the Board of Directors on the basis of the Company's net earnings, financial requirements, and other conditions. Dividends were generally paid on the 15th day of the month following the month of declaration.

The following table sets forth the history of Vermilion's monthly dividend per share (pre-September 2010 distribution per unit):

Date	Monthly dividend per unit or share
January 2003 to December 2007	$0.170
January 2008 to December 2012	$0.190
January 2013 to December 2013	$0.200
January 2014 to March 2018	$0.215
April 2018 to February 2020	$0.230
March 2020	$0.115

In the current economic and commodity outlook following the outbreak of COVID-19, there was uncertainty regarding our ability to achieve a 100% payout ratio at a reasonable level of capital expenditures; therefore, in the second quarter of 2020 we suspended our monthly dividend. Our ability to restore a dividend will be dependent upon stronger commodity prices combined with a balance sheet that reflects the Company's ability to sustain such dividend over the long-term.

The following table outlines dividends declared per share for each of the three most recently completed financial years:

Date	Dividends per common share
January 2018 to December 2018	$2.72
January 2019 to December 2019	$2.76
January 2020 to March 2020	$0.58

Vermilion Energy Inc. ■ Page 54  ■ 2020 Annual Information Form

Market for Securities

The outstanding common shares of the Company are listed and posted for trading on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol VET. The following table sets forth the closing price range and trading volume of the common shares on the TSX for the periods indicated:

2020	High	Low	Close	Volume
January	$21.98	$18.97	$19.10	31,677,795
February	$19.64	$12.67	$13.46	35,567,106
March	$14.72	$2.20	$4.32	100,203,784
April	$7.10	$4.08	$6.85	88,575,599
May	$7.75	$5.75	$6.86	51,566,087
June	$10.02	$5.70	$6.04	60,935,825
July	$6.73	$5.40	$5.46	39,549,386
August	$6.49	$5.15	$5.18	30,260,778
September	$5.23	$3.10	$3.11	39,210,838
October	$3.94	$2.84	$3.29	42,821,710
November	$5.89	$3.22	$5.21	60,466,401
December	$6.75	$5.13	$5.68	54,057,604

Vermilion Energy Inc. ■ Page 55  ■ 2020 Annual Information Form

Audit Committee Matters

Audit committee charter

Vermilion has established an audit committee (the "Audit Committee") to assist the board of directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls, and the external audit process of the Company. The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
Robert Michaleski (Chair)	Yes	Yes	Mr. Michaleski holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and is a Chartered Accountant. He has over 30 years of experience in various senior management and executive capacities at Pembina Pipeline Corporation. He was Chief Executive Officer from 2000 to 2013 and also President from 2000 to 2012. He was Vice President and Chief Financial Officer from 1997 to 2000, Vice President of Finance from 1992 to 1997, Controller from 1980 to 1992, and Manager of Internal Audit from 1978 to 1980. He was a Director of Pembina from 2000 to 2020, a Director of Essential Energy Services Ltd. since 2012, and a Director of Coril Holdings Ltd. since 2003. He is a member of the Institute of Corporate Directors.
Stephen Larke	Yes	Yes	Mr. Larke holds a Bachelor of Commerce (Distinction) degree from the University of Calgary and is a Chartered Financial Analyst. He brings over 20 years of experience in energy capital markets, including research, sales, trading, and equity finance. From 2017 to 2018, he was Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta. From 2005 to 2015, Mr. Larke was Managing Director and Executive Committee member with Peters & Co., an independent energy investment firm based in Calgary. From 1997 to 2005, he was Vice-President and Director with TD Newcrest, serving in the role of energy equity analyst.
Larry J. Macdonald	Yes	Yes	Mr. Macdonald holds a Bachelor of Science degree from the University of Alberta. He has more than 49 years of experience in the oil and gas industry, with an extensive background in leadership, strategy and growth, finance, exploration, corporate relations, and marketing. Mr. Macdonald completed the Executive Management Program at the Wharton Business School at the University of Pennsylvania in 1993 and attended a Financial Literacy Course at the Rotman Business School at the University of Toronto in coordination with the Institute of Corporate Directors. Currently, he is the Chairman and Chief Executive Officer (since 2003) of Point Energy Ltd., a private oil and gas exploration company. From 2012 to 2016, he was Chairman of Northpoint Resources. From 2003 to 2006, he was a Managing Director of Northpoint Energy Ltd., and from 2006 to 2013 a director of Sure Energy Inc. Previously, he was the Chairman and Chief Executive Officer of Pointwest Energy Inc. and President and Chief Operating Officer of Anderson Exploration Ltd. He began his career with PanCanadian Petroleum Limited in 1969 (until 1977) and later worked for several exploration firms.
Catherine L. Williams	Yes	Yes	Ms. Williams has a Bachelor of Arts degree from University of Western Ontario and a Masters in Business Administration from the Queen’s University. Ms. Williams brings 32 years of oil and gas industry experience, with an extensive background in finance, mergers and acquisitions, and business management. Ms. Williams is currently the Owner and Managing Director of Options Canada Ltd. (since 2007) and serves as a Board member of Enbridge Inc. (since 2010) and Chairs its Human Resources and Compensation Committee. She was a Board member of Alberta Investment Management Corporation from 2009 to 2014 and Tim Hortons Inc. from 2009 to 2012. From 2003 to 2007, Ms. Williams held the role of Chief Financial Officer for Shell Canada Ltd., prior to which she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (1984 to 2003).

Vermilion Energy Inc. ■ Page 56  ■ 2020 Annual Information Form

External audit service fees

Prior to the commencement of any work, fees for all audit and non-audit services provided by the Company’s auditors must be approved by the Audit Committee.

During the years ended December 31, 2020 and 2019, Deloitte LLP, the auditors of the Company, received the following fees from the Company:

Item	2020	2019
Audit fees (1)	$1,575,000	$1,846,197
Audit-related fees (2)	$—	$34,500
Tax fees (3)	$177,434	$97,638

Notes:

(1)	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company's financial statements for the years ended December 31, 2020 and 2019.

(2)	Audit-related fees billed by Deloitte LLP for assurance and related services that are reasonably related to the performance of the audit or review of Vermilion’s financial statements, but which are not included in the audit fees.

(3)	Tax fees consist of fees for tax compliance services in various jurisdictions.

Conflicts of Interest

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Vermilion is not aware of any existing or potential material conflicts of interest between Vermilion and a director or officer of Vermilion.

Interest of Management and Others in Material Transactions

No director or officer of the Company, nor any other insider of the Company, nor their associates or affiliates has or has had, at any time within the three most recently completed financial years ending December 31, 2020, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

Legal Proceedings

The Company is not party to any significant legal proceedings as of March 5, 2021.

Material Contracts

The Company has not entered into any material contracts outside its normal course of business.

Interests of Experts

As at the date hereof, principals of GLJ, the independent engineers for the Company, personally disclosed in certificates of qualification that they neither had nor expect to receive any common shares. The principals of GLJ and their employees (as a group) beneficially own less than one percent of any of the Company’s securities.

Deloitte LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

Vermilion Energy Inc. ■ Page 57  ■ 2020 Annual Information Form

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common shares is Odyssey Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario and Vancouver, British Columbia.

Risk Factors

The following is a summary of certain risk factors relating to the business of the Company. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. Additional risks and uncertainties not currently known to Vermilion that it currently views as immaterial may also materially and adversely affect its business, financial condition and/or results of operations. Shareholders and potential Shareholders should carefully consider the information contained herein and, in particular, the following risk factors.

Market risks

Volatility of oil and gas prices

The Company's reserves, financial performance, financial position, and cash flows are dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated materially during recent years and are determined by supply and demand factors. Supply factors can include availability (or lack thereof) of transportation capacity and production curtailments by independent producers or by OPEC members. Demand factors can be impacted by general economic conditions, supply chain requirements, environmental and other factors. Environmental and other factors include changes in weather, weather patterns, fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technology advances in fuel economy and energy generation devices. Shifts in supply and demand for certain commodities, products, and services may occur as climate-related risks are increasingly taken into account.

Volatility of foreign exchange rates

The Company's reserves, financial performance, financial position, and cash flows are affected by prevailing foreign exchange rates. An increase in the exchange rate for the Canadian dollar versus the U.S. dollar and Euro would reduce the Canadian equivalent cash receipts for Vermilion's production. Conversely, a decrease in the exchange rate for the Canadian dollar versus the U.S. dollar and Euro would increase the Canadian equivalent cash outflows for Vermilion's operating and capital expenditures.

Volatility of market price of Common Shares

The market price of Vermilion's Common Shares may be volatile and this volatility may affect the ability of Shareholders to sell Common Shares at an advantageous price. Market price fluctuations in the common shares may be due to: the Company’s operating results or financial performance failing to meet the expectations of securities analysts or investors in any quarter; downward revision in securities analysts’ estimates; governmental regulatory action; adverse change in general market conditions or economic trends; acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements” in this AIF. In addition, the market price for securities in stock markets including Common Shares may experience significant price and trading fluctuations. These fluctuations may result in volatility in the market prices of securities that may be unrelated or disproportionate to changes in the Company's operating and financial performance.

Hedging arrangements

Vermilion may enter into agreements to fix commodity prices, interest rates, and foreign exchange rates to offset the risks affecting the business. To the extent that Vermilion engages in price risk management activities to protect the Company from unfavourable fluctuations in prices and rates, the Company may also be prevented from realizing the full benefits of favourable fluctuations in prices and rates.

To the extent that risk management activities and hedging strategies are employed to address these risks, the Company would also be exposed to risks associated with such activities and strategies, including: counterparty risk, settlement risk, basis risk, liquidity risk and market risk. These risks could impact or negate any benefits of risk management activities and hedging strategies.

Vermilion Energy Inc. ■ Page 58  ■ 2020 Annual Information Form

In addition, commodity hedging arrangements could expose the Company to the risk of financial loss if: production falls short of the hedged volumes; there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangements; or a sudden unexpected event materially impacts oil and natural gas prices.

Operational risks

Increase in operating costs or a decline in production level

The Company's financial performance, financial position, and cash flows are affected by the Company's operating costs and production levels. Operating costs may increase and production levels may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control.

Production levels may decline due to an inability for Vermilion to market oil and natural gas production. This could result from the availability, proximity and capacity of gathering systems, pipelines and processing facilities that Vermilion depends on in the jurisdictions in which it operates.

Operating costs could increase as a result of blowouts, environmental damage, unforeseen circumstances related to climate-change, and other unexpected and dangerous conditions which could result from a number of operating and natural hazards associated with Vermilion's operations. In addition to higher costs, Vermilion may have a potential liability to regulators and third parties as a result. Vermilion maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is commercially viable. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.

Operator performance and payment delays

Continuing production from a property are dependent upon the ability of the operator of the property, and the operator may fail to perform these functions properly. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Weather conditions

Vermilion's operations may be impacted by changing weather conditions, which may include: changes in temperature extremes, changes in precipitation patterns (including drought and flooding), rising sea levels, and increased severity of extreme weather events such as cyclones or floods. These events can impact Vermilion's operations, causing shutdowns and increased costs. In the Netherlands, rising water levels could impact facilities below sea level and in Australia a severe cyclonic event could cause damage to the Company's Wandoo platform.

Cost of new technology

The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and natural gas companies may have greater financial, technical and personnel resources that provide them with technological advantages and may in the future allow them to implement new technologies before Vermilion does. There can be no assurance that Vermilion will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete.

Vermilion Energy Inc. ■ Page 59  ■ 2020 Annual Information Form

Regulatory and political risks

Tax, royalty, and other government legislation

Income tax laws, royalty and other government legislation relating to the oil and gas industry in the jurisdictions in which the Company operates may change in a manner that adversely affects Vermilion.

Government regulations

Vermilion's operations are governed by many levels of governments in which jurisdiction the Company operates. Vermilion is subject to laws and regulations regarding environment, health and safety issues, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licenses. The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction. If regulatory approvals or permits are delayed, not obtained, or revoked, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy. Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in reduced production and increased capital, operating and compliance costs.

Policy and legal risks

Policy actions that attempt to constrain actions that contribute to the adverse effects of climate change or policy actions that seek to promote adaptation to climate change continue to evolve. Policy changes could include implementing carbon-pricing mechanisms to reduce GHG emissions, shifting energy-efficient solutions, and promoting more sustainable land-use practices. The risks and financial impact of policy changes depend on the nature and timing of the policy change.

Vermilion may be exposed to increased litigation risk relating to climate change. The oil and gas industry has seen an increase in climate-related litigation claims being brought before the courts by property owners, municipalities, and public interest organizations. Some of these claims include the failure of organizations to mitigate the impacts of climate change, failure to adapt to climate change, and the insufficiency of disclosure around material financial risks. As the value of loss and damage arising from climate change increases, litigation risk will also grow.

Political events and terrorist attacks

Political events throughout the world that cause disruptions in the supply of oil affect the marketability and price of oil and natural gas acquired or discovered by Vermilion. Political developments arising in the countries in which Vermilion operates have a significant impact on the price of oil and natural gas.

Vermilion’s oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of Vermilion’s properties, wells or facilities or any infrastructure on which the Company relies are the subject of a terrorist attack, such attack may have a material adverse effect on Vermilion’s financial performance, financial position, and cash flows.

Financing risks

Discretionary nature of dividends

The declaration and payment (including the amount thereof) of future cash dividends, if any, is subject to the discretion of the Board of Directors of the Company and may vary depending on a variety of factors and conditions, including the satisfaction of the liquidity and solvency tests under the ABCA for the declaration and payment of dividends and the amount of the Company's cash flows. The Company's cash flows may be impacted by risks affecting the Company's business including: fluctuations in commodity prices, foreign exchange and interest rates; production and sales volume levels; production costs; capital expenditure requirements; royalty and tax burdens; external financing availability, and debt service requirements.

Depending on these and other factors considered relevant to the declaration and payment of dividends by the Board of Directors and management of the Company, the Company may change its dividend policy from time to time. Any reduction of dividends may adversely affect the market price or value of Common Shares.

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Additional financing

Vermilion’s credit facility and any replacement credit facility may not provide sufficient liquidity. The amounts available under Vermilion's credit facility may not be sufficient for future operations, or Vermilion may not be able to obtain additional financing on attractive economic terms, if at all.

To the extent that external sources of capital, including the issuance of additional Common Shares, become limited or unavailable, Vermilion's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves may be impaired. To the extent the Company is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available that may be declared payable as dividends will be reduced.

Debt service

Vermilion may finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its debt obligations.

Lenders may be provided with security over substantially all of the assets of Vermilion and its Subsidiaries. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of Vermilion and/or its Subsidiaries.

Variations in interest rates and foreign exchange rates

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt. A decrease in the exchange rate of the Canadian dollar versus the Euro would result in higher interest and ultimate principle payment on the Company's Senior Unsecured Notes, which are denominated in US dollar but have been swapped to a Euro equivalent obligation.

Environmental risks

Environmental legislation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial, state and federal legislation. A breach of such legislation may result in the imposition of fines, the issuance of clean up orders in respect of Vermilion or its assets, or the loss or suspension of regulatory approvals. Such legislation may include carbon taxes, enhanced emissions reporting obligations, mandates on the equipment specifications, and emissions regulations. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. In addition, such legislation may inhibit Vermilion's ability to operate the Company's assets and may make it more difficult for Vermilion to compete in the acquisition of new property rights. Presently, the Company does not believe the financial impact of these regulations on capital expenditures and earnings will be material. However, the Company actively monitors and assesses its exposure to this legislation.

Vermilion expects to incur abandonment and reclamation costs in the ordinary course of business as existing oil and gas properties are abandoned and reclaimed. These costs may materially differ from the Company's estimates due to changes in environmental regulations.

Vermilion's exploration and production facilities and other operations and activities emit some amount of greenhouse gases, which may be subject to legislation regulating emissions of greenhouse gases. This may result in a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities. It is possible that future regulations may require further reductions of emissions or emissions intensity.

Hydraulic fracturing regulations

Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate oil and natural gas production. Hydraulic fracturing is used to produce commercial quantities of oil and natural gas from reservoirs that were previously unproductive. Hydraulic fracturing has featured prominently in recent political, media and activist commentary on the subject of water usage and environmental damage. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs, third party or governmental claims, and could increase Vermilion's costs of compliance and doing business as well as delay the development of oil and natural gas resources from shale formations, which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves, as well as increase costs.

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With activist groups expressing concern about the impact of hydraulic fracturing on the environment and water supplies, Vermilion's corporate reputation may be negatively affected by the negative public perception and public protests against hydraulic fracturing. In addition, concerns regarding hydraulic fracturing may result in changes in regulations that delay the development of oil and natural gas resources and adversely affect Vermilion's costs of compliance and reputation. Changes in government may result in new or enhanced regulatory burdens in respect of hydraulic fracturing which could affect Vermilion's business.

Climate change

In addition to other climate-related risks discussed elsewhere in this AIF, Vermilion faces transition risks and physical risks.

Transition risks are risks that relate to the transition to a lower-carbon economy. Transition risks impact the volatility of oil and gas prices (as consumer demand for oil and gas may decrease); environmental legislation and hydraulic fracturing regulations (which may delay or restrict the development of oil and gas); the ability to obtain additional financing (as sources of financing for oil and gas development may become more restricted); and the reliance on key personnel, management, and labour (as the workforce may transition to other sources of energy development). Practices and disclosures relating to environmental matters, including climate change, are attracting increasing scrutiny by stakeholders. Vermilion’s response to addressing environmental matters can impact the Company’s reputation and affect the Company's ability to hire and retain employees; to compete for reserve acquisitions, exploration leases, licenses and concessions; and to receive regulatory approvals required to execute operating programs.

Physical risks relate to the physical impact of climate change, which can be event driven (acute) or longer-term shifts (chronic) in climate patterns. Physical risks can have financial implications for the Company, such as direct damage to assets and indirect impacts from production disruptions. Physical risks may also increase Vermilion's operating costs.

Acquisition and expansion risks

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licences, concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion. Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

International operations and future geographical/industry expansion

The operations and expertise of Vermilion's management are currently focused primarily on oil and natural gas production, exploration and development in three geographical regions, North America, Europe and Australia. In the future Vermilion may acquire or move into new industry related activities, enter into new geographical areas, or acquire different energy related assets. These actions may result in unexpected risks or alternatively, significantly increase the Company's exposure to one or more existing risk factors.

Acquisition assumptions

When making acquisitions, Vermilion estimates the future performance of the assets to be acquired. These estimates are subject to inherent risks associated with predicting the future performance of those assets. These estimates may not be realized over time. As such, assets acquired may not possess the value Vermilion attributed to them.

Failure to realize anticipated benefits of prior acquisitions

Vermilion may complete one or more acquisitions for various strategic reasons including to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. In order to achieve the benefits of any future acquisitions, Vermilion will be dependent upon its ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of the Company. The integration of

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acquired assets and operations requires the dedication of management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during the process. The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect Vermilion's ability to achieve the anticipated benefits of such prior acquisitions.

Reserve estimates

Reserves and estimated future net revenue to be derived from reserves are estimates and have been independently evaluated by GLJ. The estimation of reserves is a complex process and requires significant judgment. Actual production and ultimate reserves will vary from those estimates and these variations may be material.

Assumptions incorporated into the estimation of reserves are based on information available when the estimate was prepared. These assumptions are subject to change and many are beyond the Company's control. These assumptions include: initial production rates; production decline rates; ultimate recovery of reserves; timing and amount of capital expenditures; marketability of production; future prices of crude oil and natural gas; operating costs; well abandonment costs; royalties, taxes, and other government levies that may be imposed over the producing life of the reserves.

In addition, estimates of reserves that may be developed and produced in the future are often based on methods other than actual production history, including: volumetric calculations, probabilistic methods, and upon analogy to similar types of reserves. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves. As such, reserve estimates may require revision based on actual production experience.

The present value of estimated future net revenue referred to in this annual information form should not be construed as the fair market value of estimated crude oil and natural gas reserves attributable to the Company's properties. The estimated discounted future revenue from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net revenue will also be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations and taxation.

Other risks

Cyber security

Vermilion manages cyber security risk by ensuring appropriate technologies, processes and practices are effectively designed and implemented to help prevent, detect and respond to threats as they emerge and evolve. The primary risks to Vermilion include, loss of data, destruction or corruption of data, compromising of confidential customer or employee information, leaked information, disruption of business, theft or extortion of funds, regulatory infractions, loss of competitive advantage and damage to the Company's reputation. Vermilion relies upon a variety of advanced controls as protection from such attacks including:

a)	Enterprise class firewall infrastructure, secure network architecture and anti-malware defense systems to protect against network intrusion, malware infection and data loss.

b)	Regularly conducted comprehensive third party reviews and vulnerability assessments to ensure that information technology systems are up-to-date and properly configured, to reduce security risks arising from outdated or misconfigured systems and software.

c)	Disaster recovery planning, ongoing monitoring of network traffic patterns to identify potential malicious activities or attacks.

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Incident response processes are in place to isolate and control potential attacks. Data backup and recovery processes are in place to minimize risk of data loss and resulting disruption of business. Through ongoing vigilance and regular employee awareness, Vermilion has not experienced a cyber security event of a material nature. As it is difficult to quantify the significance of such events, cyber attacks such as, security breaches of company, customer, employee, and vendor information, as well as hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data, may in certain circumstances be material and could have an adverse effect on Vermilion’s business, financial condition and results of operations. As result of the unpredictability of the timing, nature and scope of disruptions from such attacks, Vermilion could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of its systems and networks or financial losses, any of which could have a material adverse effect on Vermilion’s competitive position, financial condition or results of operations.

Accounting adjustments

The presentation of financial information in accordance with IFRS requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in Vermilion’s consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the consolidated financial statements and such adjustments may be viewed unfavourably by the market and may result in an inability to borrow funds or a decline in price of Common Shares.

Ineffective internal controls

Effective internal controls are necessary for Vermilion to provide reliable financial reports and to help prevent fraud. Although the Company has undertaken and will undertake a number of procedures in order to help ensure the reliability of its financial reports, including those that may be imposed on Vermilion under Canadian Securities Laws and applicable U.S. federal and state securities laws, Vermilion cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Vermilion's results of operations or cause the Company to fail to meet its reporting obligations. Additionally, implementing and monitoring effective internal controls can be costly. If Vermilion or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in Vermilion's consolidated financial statements and may result in a decline in the price of Common Shares.

Reliance on key personnel, management, and labour

Vermilion's success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Vermilion does not have any key person insurance in effect. The contributions of Vermilion's existing management team to immediate and near term operations are likely to be of central importance. In addition, the labour force in certain areas in which the Company operates is limited and the competition for qualified personnel in the oil and natural gas industry is intense. Vermilion expects that similar projects or expansions will proceed in the same area during the same time frame as the Company's projects. Vermilion's projects require experienced employees, and such competition may result in increases in compensation paid to such personnel or in a lack of qualified personnel. There can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of the business.

Potential conflicts of interest

Circumstances may arise where members of the board of directors or officers of Vermilion are directors or officers of companies which compete with Vermilion. No assurances can be given that opportunities identified by such persons will be provided to Vermilion.

Brexit

On June 23, 2016, the United Kingdom ("UK") held a referendum where voters decided to leave the European Union ("Brexit"). Effective January 31, 2020, the United Kingdom is no longer a member of the European Union ("EU") and has entered an 11-month transition period. During the transition, the UK effectively remains in the EU's customs union and single market and continues to comply with EU rules.

At the date of this AIF, there remains uncertainty regarding the form of Brexit as a result of these pending negotiations for future trade agreements. Brexit may result in interruptions to Vermilion’s business and expose Vermilion to financial volatility, with risks including: disruption in the delivery of supplies to the Company’s operations in Ireland, administrative delays to day-to-day banking activities, and foreign exchange volatility.

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Vermilion’s operations in Ireland are supported by contractors and suppliers, some of whom operate in the UK. Vermilion currently believes that the ability to mobilize contractor personnel from the UK to Ireland will not be impacted by Brexit. Vermilion has reviewed all of its UK based suppliers and has identified certain products that are presently sourced from the UK that may be impacted by Brexit related delays.

In the event of a supply disruption, Vermilion has developed contingency plans that include ensuring that the Company has maintained adequate inventory of supplies and has alternate sourcing plans from EU based suppliers.

Brexit has resulted in uncertainty and volatility for the Euro and British Pound Sterling ("GBP") as compared to each other and other currencies. This volatility is expected to continue as negotiations continue. Vermilion's natural gas produced in Ireland is priced based on the NBP index, which is denominated in GBP. Thus, a weakening of the GBP against the Canadian dollar could result in Vermilion receiving fewer Canadian equivalent dollars for its production. However, due to the interconnected nature of the UK and European natural gas markets, changes in the exchange ratio for the Euro and GBP are expected to result in offsetting changes to related commodity prices.

COVID-19

The emergence of COVID-19 has resulted in emergency actions by governments worldwide, which has had an effect in all of our operating jurisdictions. The actions taken by these governments have typically included, but is not limited to travel bans, mandatory and self-imposed quarantines and isolations, social distancing, and the closing of non-essential businesses which has had significant negative effects on economies, including a substantial decline in crude oil and natural gas demand.

The full extent of the risks surrounding the severity and timing of the COVID-19 pandemic is continually evolving; therefore, there is significant risk and uncertainty which may have a material and adverse effect on our operations. The following risks disclosed in the Risk Factors section above may be exacerbated as a result of the COVID-19 pandemic: market risks related to the volatility of oil and gas prices, volatility of foreign exchange rates, volatility of the market price of common shares, and hedging arrangements; operational risks related to increasing operating costs or declines in production levels, operator performance and payment delays, and government regulations; financing risks related to the ability to obtain additional financing, ability to service debt, and variations in interest rates and foreign exchanges rates; and other risks related to cyber-security as our workforce moves to remote connections, accounting adjustments, effectiveness of internal controls, and reliance on key personnel, management, and labour.

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com under Vermilion’s SEDAR profile. Additional information related to the remuneration and indebtedness of the directors and officers of the Company, and the principal holders of common shares and Rights to purchase common shares and securities authorized for issuance under the Company's equity compensation plans, where applicable, are contained in the information circular of the Company in respect of its most recent annual meeting of Shareholders involving the election of directors. Additional financial information is provided in the Company's audited financial statements and management's discussion and analysis for the year ended December 31, 2020.

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Appendix A

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

To the Board of Directors of Vermilion Energy Inc. (the "Company"):

1.	We have evaluated the Company’s reserves data as at December 31, 2020. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2020, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.	The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 2020, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)		Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	December 31, 2020	Australia	—	300,778	—	300,778
GLJ Petroleum Consultants	December 31, 2020	Canada	—	2,274,855	—	2,274,855
GLJ Petroleum Consultants	December 31, 2020	CEE	—	36,617	—	36,617
GLJ Petroleum Consultants	December 31, 2020	France	—	636,150	—	636,150
GLJ Petroleum Consultants	December 31, 2020	Germany	—	321,235	—	321,235
GLJ Petroleum Consultants	December 31, 2020	Ireland	—	290,543	—	290,543
GLJ Petroleum Consultants	December 31, 2020	Netherlands	—	259,020	—	259,020
GLJ Petroleum Consultants	December 31, 2020	United States	—	414,915	—	414,915
Total			—	4,534,112	—	4,534,112

6.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.

8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our reports referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 12, 2021

"Jodi L. Anhorn"
Jodi L. Anhorn, M.Sc., P.Eng.
Executive Vice President & COO

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Appendix B

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data and related future net revenue as at December 31, 2020, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A to the Annual Information Form of the Company for the year ended December 31, 2020.

The Independent Reserves Committee of the Board of Directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Independent Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Audit and Independent Reserves Committees, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data is based on judgments regarding future events, actual results will vary and the variations may be material.

“Curtis Hicks”
Curtis Hicks, President

"Lars Glemser"
Lars Glemser, Vice President and Chief Financial Officer

“Lorenzo Donadeo”
Lorenzo Donadeo, Executive Chairman and Chairman of the Board

“William Roby”
William Roby, Director

March 5, 2021

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Appendix C

Terms of reference for the Audit Committee

I.	PURPOSE

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") of Vermilion Energy Inc. (the "Corporation") in fulfilling its oversight responsibilities with respect to the Corporation’s accounting and financing reporting processes and the audit of the Corporation’s financial statements, including oversight of:

A.	the integrity of the Corporation’s financial statements;

B.	the Corporation’s compliance with legal and regulatory requirements;

C.	the independent auditors’ qualifications and independence;

D.	the financial information that will be provided to the shareholders and others;

E.	the Corporation’s systems of disclosure controls and internal controls regarding finance, accounting, legal compliance and ethics, which management and the Board have established;

F.	the performance of the Corporation’s audit processes; and

G.	such other matters required by applicable laws and rules of any stock exchange on which the Corporation’s shares are listed for trading.

While the Committee has the responsibilities and powers set forth in its terms of reference, it is not the duty of the Committee to prepare financial statements, plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with International Financial Reporting Standards and applicable rules and regulations. Primary responsibility for the financial reporting, information systems, risk management, and disclosure controls and internal controls of the Corporation is vested in management.

II.	COMPOSITION AND OPERATIONS

A.	The Committee shall be composed of not fewer than three directors and not more than five directors, all of whom are “independent”[1] under the requirements or guidelines for audit committee service under applicable securities laws and rules of any stock exchange on which the Corporation’s shares are listed for trading.

B.	All Committee members shall be "financially literate,"[2] and at least one member shall have "accounting or related financial expertise" as such terms are interpreted by the Board in its business judgment in light of, and in accordance with, the requirements or guidelines for audit committee service under applicable securities laws and rules of any stock exchange on which the Corporation’s shares are listed for trading. The Committee may include a member who is not financially literate, provided he or she attains this status within a reasonable period of time following his or her appointment and providing the Board has determined that including such member will not materially adversely affect the ability of the Committee to act independently.

C.	No Committee member shall serve on the audit committees of more than two other public issuers without prior determination by the Board that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

D.	The Committee shall operate in a manner that is consistent with the Committee Guidelines outlined in the Board Manual.

E.	The Corporation's auditors shall be advised of the names of the Committee members and will receive notice of and be invited to attend meetings of the Committee, and to be heard at those meetings on matters relating to the auditor's duties.

F.	The Committee may request any officer or employee of the Corporation, or the Corporation’s legal counsel, or any external or internal auditors to attend a meeting of the Committee to provide such pertinent information as the Committee requests or to meet with any members of, or consultants to the Committee. The Committee has the authority to communicate directly with the internal and external auditors as it deems appropriate to consider any matter that the Committee or auditors determine should be brought to the attention of the Board or shareholders.

G.	The Committee shall have the authority to select, retain, terminate and approve the fees and other retention terms of special independent legal counsel and other consultants or advisers to advise the Committee, as it deems necessary or appropriate, at the Corporation’s expense.

1	Committee members must be “independent”, as defined in Sections 1.4 and 1.5 of National Instrument 52-110 and ‘‘independent’’ under the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual.
2	The Board has adopted the NI 52-110 definition of "financial literacy", which is an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

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H.	The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (i) compensation to the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Corporation, (ii) compensation to any advisers employed by the Committee and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate for carrying out its duties.

I.	The Committee shall meet at least four times each year.

III.	DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board, the Committee will perform the following duties:

A.	Financial Statements and Other Financial Information

The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes the responsibility to:

i)	review and recommend approval of the Corporation's annual financial statements, MD&A and earnings press release and report to the Board of Directors before the statements are approved by the Board of Directors;

ii)	review and recommend approval for release the Corporation's quarterly financial statements, MD&A and press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

iii)	satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures; and

iv)	review the Annual Information Form and any Prospectus/Private Placement Memorandums.

Review, and where appropriate, discuss:

v)	the appropriateness of critical accounting policies and financial reporting practices used by the Corporation;

vi)	major issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting principles, policies and practices to be adopted by the Corporation and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

vii)	analyses prepared by management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS”) methods on the financial statements of the Corporation and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

viii)	any management letter or schedule of unadjusted differences provided by the external auditor and the Corporation’s response to that letter and other material written communication between the external auditor and management;

ix)	any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external auditor’s activities or on access to requested information and management’s response thereto;

x)	any new or pending developments in accounting and reporting standards that may affect the Corporation;

xi)	the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation and other financial disclosures;

xii)	any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Corporation;

xiii)	the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of Corporation and their impact on the reported financial results of the Corporation;

xiv)	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles;

xv)	any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and

xvi)	accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.

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B.	Risk Management, Internal Control and Information Systems

The Committee will review and discuss with management, and obtain reasonable assurance that the risk management, internal control and information systems are operating effectively to produce accurate, appropriate and timely management and financial information. This includes the responsibility to:

i)	review the Corporation's risk management controls and policies with specific responsibility for Credit & Counterparty, Market & Financial, Political and Strategic & Repatriation risks;

ii)	obtain reasonable assurance that the information systems are reliable and the systems of internal controls are properly designed and effectively implemented through separate and periodic discussions with and reports from management, the internal auditor and external auditor; and

iii)	review management steps to implement and maintain appropriate internal control procedures including a review of policies.

C.	External Audit

The external auditor is required to report directly to the Committee, which will review the planning and results of external audit activities and the ongoing relationship with the external auditor. This includes:

i)	review and recommend to the Board, for shareholder approval, the appointment of the external auditor;

ii)	review and approve the annual external audit plan, including but not limited to the following:

a)	engagement letter between the external auditor and financial management of the Corporation;

b)	objectives and scope of the external audit work;

c)	procedures for quarterly review of financial statements;

d)	materiality limit;

e)	areas of audit risk;

f)	staffing;

g)	timetable; and

h)	compensation and fees to be paid by the Corporation to the external auditor.

iii)	meet with the external auditor to discuss the Corporation's quarterly and annual financial statements and the auditor's report including the appropriateness of accounting policies and underlying estimates;

iv)	maintain oversight of the external auditor's work and advise the Board, including but not limited to:

a)	the resolution of any disagreements between management and the external auditor regarding financial reporting;

b)	any significant accounting or financial reporting issue;

c)	the auditors' evaluation of the Corporation's system of internal controls, procedures and documentation;

the post audit or management letter containing any findings or recommendation of the external auditor, including management's response thereto and the subsequent follow-up to any identified internal control weaknesses;

d)	any other matters the external auditor brings to the Committee's attention; and

e)	evaluate and assess the qualifications and performance of the external auditors for recommendation to the Board as to the appointment or reappointment of the external auditor to be proposed for approval by the shareholders, and ensuring that such auditors are participants in good standing pursuant to applicable regulatory laws.

v)	review the auditor's report on all material subsidiaries;

vi)	review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence, including, without limitation:

a)	requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors, including a list of all relationships between the external auditor and the Corporation that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation;

b)	discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors; and

c)	recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence.

vii)	annually request and review a report from the external auditor regarding (a) the external auditor’s quality-control procedures, (b) any material issues raised by the most recent quality-control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and (c) any steps taken to deal with any such issues;

viii)	review and pre-approve any non-audit services to be provided to the Corporation or any affiliates by the external auditor's firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit;

ix)	review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors; and

x)	meet periodically, and at least annually, with the external auditor without management present.

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D.	Compliance

The Committee shall:

i)	Ensure that the external auditor's fees are disclosed by category in the Annual Information Form in compliance with regulatory requirements;

ii)	Disclose any specific policies or procedures adopted for pre-approving non-audit services by the external auditor including affirmation that they meet regulatory requirements;

iii)	Assist the Governance and Human Resources Committee with preparing the Corporation's governance disclosure by ensuring it has current and accurate information on:

a)	the independence of each Committee member relative to regulatory requirements for audit committees;

b)	the state of financial literacy of each Committee member, including the name of any member(s) currently in the process of acquiring financial literacy and when they are expected to attain this status; and

c)	the education and experience of each Committee member relevant to his or her responsibilities as Committee member.

iv)	Disclose, if required, if the Corporation has relied upon any exemptions to the requirements for committees under applicable securities laws and rules of any stock exchange on which the Corporation’s shares are listed for trading.

E.	Other

The Committee shall:

i)	establish and periodically review procedures for:

a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

b)	the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Code of Business Conduct and Ethics.

ii)	review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;

iii)	review insurance coverage of significant business risks and uncertainties;

iv)	review material litigation and its impact on financial reporting;

v)	review policies and procedures for the review and approval of officers' expenses and perquisites;

vi)	review the policies and practices concerning the expenses and perquisites of the Chairman, including the use of the assets of the Corporation;

vii)	review with external auditors any corporate transactions in which directors or officers of the Corporation have a personal interest; and

viii)	review the terms of reference for the Committee at least annually and otherwise as it deems appropriate, and recommend changes to the Board as required. The Committee shall evaluate its performance with reference to the terms of reference annually.

IV.	ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on financial and other matters considered by the Committee relative to the Corporation.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

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